Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

HANDY & HARMAN LTD.,

HANDY & HARMAN GROUP LTD.,

SLI ACQUISITION CO.

and

SL INDUSTRIES, INC.

Dated as of April 6, 2016

Page

i

(continued)
Page

(continued)
Page

(continued)
Page

AGREEMENT AND PLAN OF MERGER, dated as of April 6, 2016 (this “Agreement”), by and among HANDY & HARMAN LTD., a Delaware corporation (“Parent”), HANDY & HARMAN GROUP LTD., a Delaware corporation and a wholly owned Subsidiary of Parent (“AcquisitionCo”), SLI ACQUISITION CO., a Delaware corporation and a wholly owned subsidiary of AcquisitionCo (“Merger Sub”), and SL INDUSTRIES, INC., a Delaware corporation (the “Company”).

WHEREAS, each of AcquisitionCo and the Company desire to effect a strategic combination of their businesses;

WHEREAS, in furtherance of such business combination, AcquisitionCo has agreed to cause Merger Sub to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company, par value $0.20 per share (“Common Stock”), at a price of $40.00 per share of Common Stock (such amount or any different amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), subject to any required withholding of Taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as soon as practicable following acceptance for payment of the shares of Common Stock pursuant to the Offer, Merger Sub will be merged with and into the Company, on the terms and subject to the conditions set forth in this Agreement (the “Merger”), with the Merger to be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”), upon the recommendation of a special committee of the Company Board (the “Special Committee”), at a meeting thereof duly called and held, has unanimously (a) approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), (b) determined that it is fair to and in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time, and (d) resolved to recommend to the stockholders of the Company that they accept the Offer and tender their shares of Common Stock pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and declared advisable this Agreement and the Transactions, (b) determined that it is in the best interests of Merger Sub and its sole stockholder that Merger Sub enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to AcquisitionCo, as the sole stockholder of Merger Sub, for its adoption, and (d) recommended that AcquisitionCo, as the sole stockholder of Merger Sub, adopt this Agreement;

WHEREAS, each of the board of directors of AcquisitionCo and the board of directors of Parent (the “Parent Board”) has unanimously approved and declared advisable this Agreement and the Transactions; and

WHEREAS, DGT Holdings Corp. (“DGT”), the Company’s largest stockholder, has agreed to tender shares of Common Stock beneficially owned by DGT into the Offer pursuant to the terms of a Tender Agreement executed concurrently herewith.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, AcquisitionCo, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01                                Definitions.  For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and any person that contains confidentiality provisions (including standstill and non-solicitation provisions) that are no less favorable in any material respects to the Company than those contained in the Confidentiality Agreement and that shall not contain any exclusivity provision in favor of the counterparty thereto or any provision having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Acquisition Proposal” means any inquiry, offer or proposal (other than from Parent, AcquisitionCo, Merger Sub or their respective Affiliates) concerning any (A) direct or indirect merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, the assets or business of which constitutes or generates thirty percent (30%) or more of the revenues, net income or assets of the Company and its Subsidiaries on a consolidated basis (a “Significant Subsidiary”), (B) direct or indirect sale, lease, pledge or other disposition of assets of the Company or any of its Subsidiaries (including Equity Interests of any Subsidiary) or businesses that constitute or generate thirty percent (30%) or more of the revenues, net income or assets of the Company and its Subsidiaries on a consolidated basis, in a single transaction or a series of related transactions, (C) transaction or series of related transactions in which any person or group (other than Parent, AcquisitionCo, Merger Sub or their respective Affiliates) acquires beneficial ownership, or the right to acquire beneficial ownership, of thirty percent (30%) or more of the outstanding Equity Interests of the Company or any Significant Subsidiary or (D) other purchase or sale of, or tender offer or exchange offer for, Equity Interests of the Company or any Significant Subsidiary that, if consummated, would result in any person beneficially owning thirty percent (30%) or more of the outstanding Equity Interests of the Company or Significant Subsidiary.

“Action” means any action, arbitration, audit, hearing, litigation, suit or other proceeding (whether civil, criminal or administrative).

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner” has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Credit Agreement” means the Credit Agreement, dated August 9, 2012, as amended, by and among the Company, the Company’s Subsidiaries, PNC Bank, National Association, as administrative agent, and the lenders from time to time party thereto.

“Company Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, relocation, fringe benefit, retiree medical or life insurance (or other insurance), supplemental executive retirement plans, health, welfare, severance or other benefit plans, programs, trusts or arrangements established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or any entity that would be deemed a “single employer” with the Company under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA (a “Company ERISA Affiliate”) on behalf of any Company Employee, officer, director, consultant, stockholder or other service provider of the Company or any of its Subsidiaries (whether current, former or retired) or their dependents, spouses, or beneficiaries or (2) with respect to which the Company, any of its Subsidiaries or any Company ERISA Affiliate has any liability.

“Company Property” means any real property currently or formerly owned, leased, operated or managed by the Company or any of its Subsidiaries.

“Company Reference Balance Sheet” means the audited balance sheet of the Company as of December 31, 2015 contained in its Form 10-K, filed with the SEC on March 15, 2016.

“contract” means any agreement, contract, lease, mortgage, power of attorney, evidence of indebtedness, letter of credit, undertaking, covenant not to compete, license, instrument, obligation, commitment, understanding, purchase or sales order or other commitment, whether oral or written, that is legally binding in each case.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Encumbrance” means any charge, claim, community property interest, condition, easement, covenant, warrant, demand, encumbrance, equitable interest, lien, mortgage, option, purchase right, pledge, security interest, right of first refusal or other right of third parties or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Laws” means Laws relating to, or establishing standards of conduct for, human health and safety, worker health and safety, Hazardous Substances, or injury to or pollution or protection of the environment or natural resources, including air, land, soil, surface waters, ground waters, stream and river sediments and biota.

“Environmental Liabilities” means any claims, judgments, damages (including punitive damages), losses, penalties, fines, liabilities, Encumbrances, violations, costs, and expenses (including attorneys’ and consultants’ fees) that (A) are incurred as a result of (i) the existence or alleged existence of Hazardous Substances in, on, under, at or emanating from any Company Property, (ii) the off-site transportation, treatment, storage or disposal of any Hazardous Substances, or (iii) the violation of or non-compliance with or alleged violation of or non-compliance with any Environmental Law, or (B) arise under any Environmental Law.

“Equity Interest” means (A) with respect to a corporation, any and all classes or series of shares of capital stock, (B) with respect to a partnership, limited liability company, trust or similar person, any and all classes or series of units, interests or other partnership/limited liability company interests and (C) with respect to any other person, any other security representing any direct equity ownership or participation in such person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Governmental Authority” means any United States federal, state, provincial, supranational, county or local or any foreign government, governmental, regulatory or administrative authority, agency, self-regulatory body, instrumentality or commission, and any court, tribunal, or judicial or arbitral body and any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substances” means any chemicals, materials or substances, including without limitation, any petroleum, petroleum products, petroleum-derived substances, radioactive materials, hazardous wastes, polychlorinated biphenyls, lead-based paint, radon, urea formaldehyde, asbestos or any materials containing asbestos, pesticides regulated under Environmental Laws or defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “extremely hazardous substances,” “hazardous materials,” “hazardous constituents,” “toxic substances,” “pollutants,” “contaminants,” or any similar denomination intended to classify or regulate such chemicals, materials or substances by reason of their toxicity, carcinogenicity, ignitability, corrosivity or reactivity or other characteristics under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Intellectual Property” means (A) United States, international, and foreign patents and patent applications, including divisionals, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof and counterparts claiming priority therefrom; utility models; invention disclosures; and statutory invention registrations and certificates; (B) United States and foreign registered, pending, and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, domain names, Internet sites and web pages; and registrations, applications for registration for, renewals and extensions of any of the foregoing, together with all of the goodwill associated therewith; (C) United States and foreign registered copyrights, and registrations and applications for registration thereof; rights of publicity; and copyrightable works; (D) all inventions and design rights (whether patentable or unpatentable) and all categories of trade secrets as defined in the Uniform Trade Secrets Act, including business, technical and financial information; and (E) confidential and proprietary information, including know-how.

“knowledge” means (A) when used with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed in Section 1.01(i) of the Company Disclosure Letter; and (B) when used with respect to Parent, AcquisitionCo or Merger Sub, the actual knowledge, after reasonable inquiry, of the individuals listed in Section 1.01(i) of the Parent Disclosure Letter.

“Laws” means any foreign, federal, state or local statute, law (including common law), rule, ordinance, code or regulation and any Order of any Governmental Authority.

“liability” means any liability of any kind whatsoever (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, and whether or not reflected or required by GAAP to be reflected on the Company Reference Balance Sheet).

“Made Available means, with reference to Parent, AcquisitionCo or Merger Sub, that the Company delivered or made available such information, document or other material to any of Parent, AcquisitionCo, Merger Sub or any Affiliate (other than the Company or any of its Subsidiaries) or Representative of the foregoing (whether in hard copy, by electronic mail or in other electronic form, including through access in an online data room) on or after June 12, 2015 and prior to the date of this Agreement; provided that any information, data or document that is (a) publicly available (including pursuant to any Company SEC Reports) or (b) included as of the close of business on the day immediately prior to the date of this Agreement in the principal online data room used in connection with the Company’s sale process shall, in each case, be deemed to have been Made Available to Parent, AcquisitionCo or Merger Sub, as the case may be.

“Material Adverse Effect” means any change, event, circumstance, occurrence, development or effect (any such item, an “Effect”), individually or when taken together with all other Effects, that is, or would reasonably be expected to be, materially adverse to (A) the properties, assets, liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) the ability of the Company to perform its obligations under this Agreement or consummate the Transactions, except in each case for any such Effect resulting from or arising out of (i) any changes in interest rates; (ii) general economic conditions in the United States of America or foreign countries or changes therein; (iii) U.S. or foreign financial, banking or securities market conditions or changes therein; (iv) any event or change in conditions generally affecting the Company’s or any of its Subsidiaries’ industries; (v) any change in or interpretations of GAAP or any Law; (vi) changes in the market price or trading volume of the Company’s stock on the NYSE MKT (it being understood that the underlying facts or occurrences giving rise or contributing to such changes shall be taken into account in determining whether there has been a Material Adverse Effect); (vii) any failure by the Company to meet internal or published estimates of revenues, earnings or other financial projections, or projections or forecasts of any other person, of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (it being understood that the underlying facts or occurrences giving rise or contributing to such failure shall be taken into account in determining whether there has been a Material Adverse Effect); (viii) any pandemic, earthquake, hurricane, tornado or other natural disaster or act of God; (ix) national or international political conditions, including any engagement in or escalation of hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any act of sabotage or military or terrorist attack; (x) the announcement or pendency of this Agreement, including, to the extent arising out of or resulting therefrom, (A) the termination or potential termination (or the failure or potential failure to renew or enter into) of contracts with actual or potential customers, suppliers, distributors, resellers, licensors or other business partners, or any other negative development (or potential negative development) in the relationship of the Company or any of its Subsidiaries with any of their respective customers, suppliers, distributors, resellers, licensors or other business partners, (B) the loss or departure of any officers or other employees of the Company or any of its Subsidiaries, or (C) any decline or other degradation in the Company’s or any of its Subsidiaries’ customer bookings, or (xi) the taking of any action expressly provided by this Agreement or consented to in writing by Parent or AcquisitionCo (except in the case of clauses (i) through (v), (viii) and (ix), if the Effect materially disproportionately affects the properties, assets, liabilities, business, financial condition, results of operations or prospects of the Company and its Subsidiaries relative to other for-profit industry participants, in which case, only the extent of such disproportionate effects, if any, shall be taken into account when determining whether there is, or would reasonably expected to be, a “Material Adverse Effect”).

“Order” means any award, writ, stipulation, injunction, judgment, order, decree, ruling, subpoena or verdict entered, issued, made or rendered by any Governmental Authority.

“ordinary course of business” means the ordinary course of business of the Company consistent with past practice.

“Permits” means all Orders and all franchises, grants, authorizations, licenses, permits, consents, certificates and approvals of any Governmental Authority.

“Permitted Encumbrances” means:

(i)             statutory liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and are adequately reserved for in the Company SEC Reports,

(ii)            mechanics’, materialmen’s or similar statutory liens for amounts not yet due or being diligently contested in good faith in appropriate proceedings,

(iii)           pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations,

(iv)           zoning, entitlement and other land use regulations by Governmental Authorities,

(v)            easements, survey exceptions, leases, subleases and other occupancy contracts, reciprocal easements, restrictions and other customary encumbrances on title to real property that do not, in any such case, materially interfere with the use of such real property,

(vi)           any other conditions that would be disclosed by a current, accurate survey or physical inspection which do not or would not materially impair the use or occupancy of such property or the operation of the business conducted thereon, and

(vii)          as to any Company Leased Real Property, Encumbrances affecting the interest of the lessor thereof.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, Governmental Authority or other entity.

 “Subsidiary” means any corporation, limited liability company, partnership, association, trust or other entity with respect to which a specified person directly or indirectly (A) owns a majority of the Equity Interests, (B) has the power to elect a majority of that person’s board of directors or similar governing body, or (C) otherwise has the power, directly or indirectly, to direct the business and policies of that person.

“Superior Proposal” means any bona fide written Acquisition Proposal (with all references therein to “thirty percent (30%)” being deemed to be references to “eighty percent (80%)”), not obtained in violation of Section 7.02, that the Company Board and/or the Special Committee determines in its good faith judgment (after receiving the advice of its financial and legal advisors and after taking into account all appropriate legal (with the advice of outside legal counsel), regulatory and financial aspects, including the financing terms thereof and the conditionality and the timing and likelihood of consummation of such proposal, and the person making the proposal) is more favorable to the Company’s stockholders (in their capacity as such) from a financial point of view than this Agreement (considering any changes to this Agreement agreed in writing by Parent and AcquisitionCo in response thereto) and which the Company Board and/or the Special Committee determines in good faith is reasonably likely to be consummated on the terms set forth therein.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or other taxing authority, including:  taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, Equity Interests, payroll, employment, escheat, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; customers’ duties, tariffs and similar charges; and any liability in respect of any of the foregoing items payable by reason of contract, assumption, successor or transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.

ARTICLE II

THE OFFER AND THE MERGER

SECTION 2.01                                The Offer.

(a)           Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article IX, and subject to the terms and conditions of this Agreement, as promptly as practicable but in no event later than ten (10) Business Days after the date of this Agreement, Merger Sub shall, and AcquisitionCo shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer.

(b)           Terms and Conditions of the Offer. The obligations of Merger Sub to, and of AcquisitionCo to cause Merger Sub to, accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Exhibit A (as they may be amended in accordance with this Agreement, the “Offer Conditions”). Merger Sub expressly reserves the right to waive any Offer Condition (other than the Minimum Tender Condition and the Super-Majority of the Minority Tender Condition, which are non-waivable) or modify the terms of the Offer, except that, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of shares of Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) add to the Offer Conditions or change, modify or waive any Offer Condition in a manner adverse to the holders of Common Stock, (iv) extend or otherwise change the expiration date of the Offer (except as required or permitted by the provisions of Section 2.1(c)), (v) change the form of consideration payable in the Offer, or (vi) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Common Stock.

(c)           Expiration and Extension of the Offer. The initial expiration date of the Offer shall be 12:00 midnight (New York City time) on the twentieth (20th) Business Day following the commencement of the Offer (determined using Exchange Act Rule 14d-1(g)(3)). Subject to the parties’ rights to terminate this Agreement pursuant to Article IX and Merger Sub’s right to waive any Offer Condition (other than the Minimum Tender Condition and the Super-Majority of the Minority Tender Condition), Merger Sub shall (and AcquisitionCo shall cause Merger Sub to) (i) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, and (ii) if, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition shall not have been satisfied or waived, extend the Offer on one or more occasions in consecutive increments of up to five (5) Business Days each (or such longer period as the parties hereto may agree) until such time as each such condition shall have been satisfied or waived; provided, however, that (1) in no event shall Merger Sub be required to extend the Offer beyond the Outside Date or the valid termination of this Agreement in accordance with Article IX, (2) if, at any otherwise scheduled expiration of the Offer, all of the Offer Conditions except for the Minimum Tender Condition and/or the Super-Majority of the Minority Tender Condition shall have been satisfied or waived, Merger Sub shall in such situation be required to extend the Offer in consecutive increments of up to five (5) Business Days each but in no event more than fifteen (15) Business Days in the aggregate (or such other period as the parties hereto may agree), (3) Merger Sub may extend the Offer for up to five (5) Business Days in order to determine whether the Offer Condition set forth in clause (d) of Exhibit A has been satisfied, and (4) Merger Sub shall extend the Offer if requested by the Special Committee, or may extend the Offer at its election, in accordance with the last sentence of Section 7.02(c) for the number of Business Days provided therein.  The Offer shall not be extended by Merger Sub except as specifically provided in this Section 2.01(c).  The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 2.1(c)) unless this Agreement is validly terminated in accordance with Article IX. In the event that this Agreement is terminated pursuant to Article IX prior to any scheduled expiration thereof, Merger Sub shall (and AcquisitionCo shall cause Merger Sub to) promptly (and in any event within one (1) Business Day of such termination), irrevocably and unconditionally terminate the Offer.

(d)           Payment. On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall (and AcquisitionCo shall cause Merger Sub to), immediately after the Offer expires, accept for payment (the time of such acceptance, the “Acceptance Time”), and as promptly as practicable after the expiration of the Offer pay for, all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer. AcquisitionCo shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer. The Offer Price shall, subject to any required withholding of Taxes, be net to the seller in cash without interest, upon the terms and subject to the conditions of the Offer.

(e)           Termination of the Offer. If the Offer is terminated by Merger Sub, or this Agreement is terminated in accordance with Article IX, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Common Stock to the registered holders thereof in accordance with the terms of the Offer and applicable Law.

SECTION 2.02                                Offer Documents.

(a)           As promptly as practicable on the date of commencement of the Offer, Parent, AcquisitionCo and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall include an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of outstanding shares of Common Stock as and to the extent required by applicable federal securities Laws.

(b)           The Company shall furnish Parent, AcquisitionCo and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents or as otherwise reasonably requested by any of them so as to enable Parent, AcquisitionCo and Merger Sub to comply with their obligations under Section 2.2(a). Each of Parent, AcquisitionCo, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent, AcquisitionCo and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Common Stock, in each case as and to the extent required by applicable federal securities Laws. Prior to the public disclosure of an Adverse Recommendation Change in compliance with Section 7.02 or at any time thereafter that such Adverse Recommendation Change is no longer in effect, Parent, AcquisitionCo and Merger Sub shall be entitled to include the Company Board Recommendation in the Offer Documents. Notwithstanding any confidentiality obligation owed to the Company (including under the Confidentiality Agreement), Parent, AcquisitionCo and Merger Sub may include in the Offer Documents any material nonpublic information concerning the Company to the extent required to comply with the requirements of the Exchange Act, including Rule 10b-5 promulgated thereunder.

(c)           The Company shall be given reasonable opportunity to review and comment upon the Offer Documents and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company, and Parent, AcquisitionCo and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company. Parent, AcquisitionCo and Merger Sub shall (i) provide the Company in writing any comments Parent, AcquisitionCo or Merger Sub may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments (and shall give the Company prompt telephonic notice of any material discussions with the SEC staff), (ii) provide the Company a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (iii) give reasonable and good faith consideration to any comments made by the Company on any such responses.

SECTION 2.03                                Company Actions; Schedule 13E-3.

(a)           Approval. Subject to Section 7.02, the Company hereby approves of and consents to the Offer, the Merger and the other Transactions. The Company has been advised that all of its directors and named executive officers (as that term is defined in Item 402 of Regulation S-K of the Securities Act of 1933, as amended (the “Securities Act”)) as of the date hereof who own shares of Common Stock intend to tender such shares pursuant to the Offer. The Company agrees that no shares of Common Stock held by the Company or any of its Subsidiaries (other than any such shares held on behalf of third parties) will be tendered pursuant to the Offer.

(b)           Schedule 14D-9. On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended or supplemented from time to time, the “Schedule 14D-9”), including the Company Board Recommendation (subject to Section 7.02) and a description thereof and reflecting that the Merger is governed by Section 251(h) of the DGCL and shall be consummated as soon as practicable following the Acceptance Time, and shall disseminate the Schedule 14D-9 to the holders of Common Stock. The Schedule 14D-9 shall also contain the notice of appraisal required to be delivered by the Company under Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. The Company shall set the record date for the Company’s stockholders to receive such notice of appraisal as the same date as the Stockholder List Date and shall disseminate the Schedule 14D-9 including such notice of appraisal to the Company’s stockholders to the extent required by Section 262(d) of the DGCL. Parent, AcquisitionCo and Merger Sub shall furnish to the Company all information concerning Parent, AcquisitionCo and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9 or as otherwise reasonably requested by the Company so as to enable the Company to comply with its obligations under this Section 2.03(b). Each of the Company, Parent, AcquisitionCo and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Common Stock, in each case as and to the extent required by applicable federal securities Laws.  Except with respect to any amendments filed after an Adverse Recommendation Change (and while such Adverse Recommendation Change remains in effect) or in connection with any disclosures made pursuant to and in compliance with Section 7.02(e), (i) Parent and AcquisitionCo shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company, and the Company shall give reasonable and good faith consideration to any comments made by Parent and AcquisitionCo, and (ii) the Company shall (A) provide Parent and AcquisitionCo in writing any comments the Company may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments (and shall give Parent and AcquisitionCo prompt telephonic notice of any material discussions with the SEC staff), (B) provide Parent and AcquisitionCo a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (C) give reasonable and good faith consideration to any comments made by Parent and AcquisitionCo on any such responses.

(c)           Schedule 13E-3.  On the date the Offer Documents are filed with the SEC, the Company, Parent, AcquisitionCo and Merger Sub shall, in accordance with the rules and regulations promulgated by the SEC under the Exchange Act, file with the SEC a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Transactions (together with all amendments, supplements and exhibits thereto, the “Schedule 13E-3”); provided, that at its option, subject to applicable Law, Parent, AcquisitionCo and Merger Sub may include the Schedule 13E-3 in the Schedule TO included in the Offer Documents in satisfaction of their obligations under Rule 13e-3 under the Exchange Act, in which case the Company shall separately file a Schedule 13E-3 on such date with respect to the Transactions.  Each of the Company, Parent, AcquisitionCo and Merger Sub shall promptly correct any information provided by it for use in the Schedule 13E-3 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 13E-3 and to cause the Schedule 13E-3 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Common Stock, in each case as and to the extent required by applicable federal securities Laws.  Except with respect to any amendments filed after an Adverse Recommendation Change (and while such Adverse Recommendation Change remains in effect), (i) Parent and AcquisitionCo shall be given reasonable opportunity to review and comment upon the Schedule 13E-3 and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company, and the Company shall give reasonable and good faith consideration to any comments made by Parent and AcquisitionCo, and (ii) the Company shall (A) provide Parent and AcquisitionCo in writing any comments the Company may receive from the SEC or its staff with respect to the Schedule 13E-3 promptly after the receipt of such comments (and shall give Parent and AcquisitionCo prompt telephonic notice of any material discussions with the SEC staff), (B) provide Parent and AcquisitionCo a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (C) give reasonable and good faith consideration to any comments made by Parent and AcquisitionCo on any such responses.

(d)           Information Supplied by the Company. The Company covenants and agrees that none of the Schedule 14D-9, the Schedule 13E-3 and any information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents shall, at the date it is first filed with the SEC or at the Acceptance Time or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and each of the Schedule 14D-9 and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act; provided that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Schedule 14D-9 or the Schedule 13E-3 to the extent based on information supplied by or on behalf of Parent, AcquisitionCo or Merger Sub in connection with the preparation of the Schedule 14D-9 or the Schedule 13E-3 for inclusion or incorporation by reference therein.

(e)           Information Supplied by Parent, AcquisitionCo and Merger Sub. Each of Parent, AcquisitionCo and Merger Sub covenants and agrees that none of the Offer Documents and any information supplied by or on behalf of Parent, AcquisitionCo or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 or the Schedule 13E-3 shall, at the date it is first filed with the SEC or at the Acceptance Time or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and the Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act; provided that no representation or warranty is made by Parent, AcquisitionCo or Merger Sub with respect to statements made or incorporated by reference in the Offer Documents to the extent based on information supplied by or on behalf of the Company in connection with the preparation of the Offer Documents for inclusion or incorporation by reference therein.

(f)           Stockholder Lists. In connection with the Offer, the Company shall cause its transfer agent to furnish Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent or AcquisitionCo may reasonably request in communicating the Offer to the holders of Common Stock. The date of the list used to determine the persons to whom the Offer Documents, the Schedule 14D-9 and the Schedule 13E-3 are first disseminated is referred to as the “Stockholder List Date”. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent, AcquisitionCo and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Transactions and, if this Agreement shall be terminated, shall, upon request, return to the Company or destroy all copies of such information then in their possession or control and promptly certify to the Company in writing that all such material shall have been returned or destroyed.

SECTION 2.04                                The Merger.  Upon the terms of this Agreement and subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, (i) Merger Sub shall be merged with and into the Company, (ii) the separate existence of Merger Sub shall cease and (iii) the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).  The Merger shall be effected in accordance with Section 251(h) of the DGCL without a vote of the stockholders of the Company.

SECTION 2.05                                Closing.  The closing of the Merger (the “Closing”) shall take place (a) at the offices of Olshan Frome Wolosky LLP, 65 East 55th Street, New York, New York 10022, at 9:00 a.m. (New York City time) on the date of, and as soon as possible following, the Acceptance Time, subject to the satisfaction or waiver (to the extent permissible) of the conditions set forth in Article VIII (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or (b) at such other place, time or date as AcquisitionCo and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

SECTION 2.06                                Effective Time.  As soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Merger.  The Merger shall become effective at such date and time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent date and time as AcquisitionCo and the Company shall agree and specify in the Certificate of Merger (such date and time at which the Merger becomes effective, the “Effective Time”).

SECTION 2.07                                Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 2.08                                Organizational Documents.  At the Effective Time, (i) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended to be in the form of Exhibit B and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law, and (ii) the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended in their entirety to conform to the bylaws of Merger Sub in effect immediately prior to the Effective Time and, as so amended, shall by the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the certificate of incorporation of the Surviving Corporation and applicable Law.

SECTION 2.09                                Directors and Officers.  From and after the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE III

CONVERSION OF SECURITIES; SURRENDER OF CERTIFICATES

SECTION 3.01                                Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, AcquisitionCo, Merger Sub, the Company or the holders of any Equity Interest in the Company, Parent, AcquisitionCo or Merger Sub:

(a)           Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b)           Each share of Common Stock held in treasury or owned directly by the Company, any Subsidiary of the Company, Parent, AcquisitionCo or Merger Sub shall cease to exist, and such shares, including any certificates therefor, shall automatically be cancelled and retired, shall not represent an Equity Interest in the Surviving Corporation, and shall not be exchanged for the Merger Consideration (as defined below). Shares of Common Stock that are cancelled and retired pursuant to this Section 3.01(b) are hereinafter referred to as “Excluded Shares.”

(c)           Each share of Common Stock (other than Excluded Shares and Dissenting Shares (as defined below)) issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of Taxes (the “Merger Consideration”).

(d)           Effective as of the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of (i) certificates that immediately prior to the Effective Time represented such shares (the “Certificates”) or (ii) shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 3.04.

(e)           Adjustments. If, on or after the date of this Agreement and prior to the Effective Time, the Company splits, combines into a smaller number of shares, or issues by stock dividend or reclassification any shares of Common Stock, then the Offer Price, the Merger Consideration and the Equity Award Consideration shall be equitably adjusted to reflect such change.

SECTION 3.02                                Company Equity and Equity-Based Awards.

(a)           Company Stock Options.  As of the Effective Time, each option to purchase shares of Common Stock or other right to purchase shares of Common Stock (each, a “Company Option”) under any equity-based compensation plans of the Company (the “Company Stock Plans”), to the extent it is outstanding and unexercised immediately prior thereto, shall become fully vested as of the Effective Time and shall by virtue of the Merger and without any action on the part of any holder of any Company Option be automatically cancelled and the holder thereof will receive, as soon as reasonably practicable following the Effective Time, a cash payment (without interest) with respect thereto equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option and (ii) the number of shares of Common Stock issuable upon exercise of such Company Option (collectively, the “Option Consideration”). As of the Effective Time, all Company Options, whether or not vested or exercisable, shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Consideration with respect thereto; provided that, if the exercise price of any such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled without any payment being made in respect thereof.

(b)           Company RSU Awards.  As of the Effective Time, each restricted stock unit granted under any Company Stock Plan (each, a “Company RSU Award”) which is outstanding immediately prior thereto shall become fully vested as of the Effective Time.  Each Company RSU Award shall by virtue of the Merger and without any action on the part of any holder of any Company RSU Award be automatically cancelled, and the holder thereof will receive, as soon as reasonably practicable following the Effective Time, a cash payment (without interest) with respect thereto equal to the product of (i) the aggregate number of shares of Common Stock subject to such Company RSU Award and (ii) the Merger Consideration (collectively, the “RSU Consideration”). As of the Effective Time, all Company RSU Awards that are outstanding immediately prior thereto, whether or not vested, shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU Award shall cease to have any rights with respect thereto, except the right to receive the RSU Consideration with respect thereto.

(c)           Company Restricted Shares. As of the Effective Time, each restricted share of Common Stock granted under any Company Stock Plan that, as of immediately prior to the Effective Time, remains subject to any performance-vest, time-vest or other condition(s) that constitutes a “substantial risk of forfeiture” within the meaning of Section 83 of the Code (each, a “Company Restricted Share” and, together with the Company Options and Company RSU Awards, the “Company Equity Awards”), which is outstanding immediately prior thereto shall become fully vested as of the Effective Time. Each Company Restricted Share shall by virtue of the Merger and without any action on the part of any holder of any Company Restricted Shares be automatically cancelled, and the holder thereof will receive, as soon as reasonably practicable following the Effective Time, a cash payment (without interest) with respect thereto equal to the product of (i) the aggregate number of Company Restricted Shares and (ii) the Merger Consideration (collectively, the “RS Consideration” and, together with the RSU Consideration and the Option Consideration, the “Equity Award Consideration”). As of the Effective Time, all Company Restricted Shares that are outstanding immediately prior thereto, whether or not vested, shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Restricted Share shall cease to have any rights with respect thereto, except the right to receive the RS Consideration with respect thereto.

(d)           Prior to the Effective Time, the Company shall take all actions reasonably necessary to effect the provisions of Sections 3.02(a), (b) and (c).  Amounts payable pursuant to this Section 3.02 shall be reduced by such amounts as the Paying Agent, the Surviving Corporation, Parent or AcquisitionCo is required to deduct and withhold pursuant to Section 3.08. Payment of any amounts to be paid pursuant to this Section 3.02 may be made through the Surviving Corporation’s payroll, through the Paying Agent or otherwise.

SECTION 3.03                                Appraisal Rights.

(a)           Notwithstanding anything in this Agreement to the contrary, any shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by the stockholders of the Company who, in accordance with Section 262 of the DGCL (the “Appraisal Rights Provisions”), (i) have not voted in favor of adopting this Agreement or consented thereto in writing, (ii) shall have demanded properly in writing appraisal for such shares, (iii) have otherwise complied in all respects with the Appraisal Rights Provisions, and (iv) have not effectively withdrawn, lost or failed to perfect their rights to appraisal (the “Dissenting Stockholders”), will not be converted into the Merger Consideration, but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and shall cease to exist and each holder of such shares (the “Dissenting Shares”) shall cease to have any rights with respect thereto, other than such rights to be paid the fair value of such Dissenting Shares provided under the Appraisal Rights Provisions; provided, however, that all shares of Common Stock held by the stockholders of the Company who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Common Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been cancelled and to have been converted, as of the Effective Time, into the right to receive the Merger Consideration relating thereto, without interest, upon surrender of the Certificate or Certificates that formerly evidenced such shares of Common Stock or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case in accordance with Section 3.04.  From and after the Effective Time, Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to stockholders of record prior to the Effective Time).

(b)           The Company shall give Parent and AcquisitionCo (i) prompt notice of any demands received by the Company for the exercise of appraisal rights with respect to shares of Common Stock, withdrawals of such demands, and any other instruments served pursuant to Section 262 of the DGCL and received by the Company and (ii) the opportunity to direct and control all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of AcquisitionCo, make any payment with respect to, or settle or offer to settle, any such demands for appraisal.  Parent and AcquisitionCo shall keep the Company (including the Special Committee) informed on a reasonably current basis as to developments regarding negotiations and proceedings with respect to demands for appraisal.

SECTION 3.04                                Surrender of Certificates and Book-Entry Shares.

(a)           Paying Agent. Prior to the Effective Time, AcquisitionCo shall (i) select a bank or trust company reasonably acceptable to the Company to act as the paying agent in the Merger (the “Paying Agent”), and (ii) enter into a paying agent agreement with the Paying Agent. AcquisitionCo shall be responsible for all fees and expenses of the Paying Agent.

(b)           Payment Fund. Immediately before the Effective Time, AcquisitionCo shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares for payment in accordance with this Article III through the Paying Agent, sufficient funds in amounts necessary for payment of the Merger Consideration and other amounts payable under this Article III and AcquisitionCo shall instruct the Paying Agent to timely pay the Merger Consideration and other amounts payable under this Article III in accordance with this Agreement. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c)           Payment Procedures.

(i)           Letter of Transmittal. Promptly (but in any event no later than five (5) Business Days) after the Effective Time, AcquisitionCo shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 3.01(c) (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and (B) instructions for surrendering such Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(ii)           Surrender of Shares. Upon surrender of a Certificate for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, or receipt of an “agent’s message” by the Paying Agent in respect of Book-Entry Shares, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate or Book-Entry Share less any required withholding of Taxes. Any Certificates and Book-Entry Shares so surrendered shall be cancelled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.

(iii)           Unregistered Transferees. If any Merger Consideration is to be paid to a person other than the person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required by AcquisitionCo to evidence and effect that transfer and (B) the person requesting such payment (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of AcquisitionCo and the Paying Agent that any such transfer Taxes have already been paid or are not applicable.

(iv)           No Other Rights. Until surrendered in accordance with this Section 3.04, each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration. Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock formerly represented by such Certificate.

SECTION 3.05                                Transfer Books; No Further Ownership Rights in Shares.  From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Common Stock on the records of the Company. After the Effective Time, the holders of Certificates and Book-Entry Shares shall cease to have any rights with respect to such shares, except the right to receive the Merger Consideration as provided herein or as otherwise provided by applicable Law. If, after the Effective Time, any Certificates or Book-Entry Shares are surrendered to the Paying Agent, Parent, AcquisitionCo, or the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article III.

SECTION 3.06                                Termination of Fund; No Liability.  At any time following twelve (12) months after the Effective Time, AcquisitionCo shall be entitled to require the Paying Agent to deliver to AcquisitionCo cash held by the Paying Agent for payment of the Merger Consideration that the Paying Agent shall not have been obligated to deliver to holders of Certificates or Book-Entry Shares pursuant to Section 3.04. Thereafter, holders of Certificates and Book-Entry Shares shall be entitled to look only to AcquisitionCo, which shall thereafter act as the Paying Agent (subject to abandoned property, escheat or other similar Laws), as general creditors of AcquisitionCo with respect to the delivery of the Merger Consideration upon due surrender of the Certificates or Book-Entry Shares held by such holders. None of Parent, AcquisitionCo, the Surviving Corporation or the Paying Agent shall be liable to any person for any Merger Consideration delivered to a public official pursuant to any abandoned property, escheat or similar Law from and after the date that any such Law shall become applicable to the Merger Consideration.

SECTION 3.07                                Lost, Stolen or Destroyed Certificates.  In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit attesting to that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if requested by AcquisitionCo, the delivery by such person of a bond (in such amount as AcquisitionCo may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent, AcquisitionCo or the Surviving Corporation with respect to such Certificate, the Paying Agent will pay the Merger Consideration to which such holder is entitled in respect of such Certificate.

SECTION 3.08                                Withholding Taxes.  Parent, AcquisitionCo or the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Common Stock or Company Equity Awards such amounts as Parent, AcquisitionCo or any of their respective Affiliates, or the Paying Agent, is required to deduct and withhold and remit to the appropriate Governmental Authority with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. Tax Law. To the extent that such amounts are properly withheld by Parent, AcquisitionCo or the Paying Agent and paid over to the appropriate Governmental Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Common Stock or Company Equity Awards in respect of whom such deduction and withholding were made by Parent, AcquisitionCo or the Paying Agent.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent, AcquisitionCo and Merger Sub to enter into this Agreement, the Company hereby represents and warrants to Parent, AcquisitionCo and Merger Sub that, except as disclosed in (A) the disclosure letter delivered by the Company to AcquisitionCo on the date of the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any matter disclosed in the Company Disclosure Letter shall be deemed disclosed with respect to any section of this Article IV to which the matter relates to the extent the relevance of such matter to such other section is reasonably apparent on the face of such disclosure) or (B) in any Company SEC Report filed or furnished on or after January 1, 2014 (including any exhibit thereto) and publicly available prior to the date of this Agreement (to the extent it is reasonably apparent on the face of such disclosure that any such disclosure set forth in any such Company SEC Reports would qualify the representations and warranties contained herein and other than, in each case, any matters required to be disclosed for purposes of Sections 4.03 and 4.07(b), which matters shall be specifically disclosed in Sections 4.03 and 4.07(b) of the Company Disclosure Letter, respectively, and further excluding (i) any items included therein that are incorporated by reference to any Company SEC Reports filed prior to January 1, 2014 or after the date hereof (other than any exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 whenever filed with or furnished to the SEC by the Company) and (ii) any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking, other than specific factual information contained therein, in any Company SEC Reports):

SECTION 4.01                                Organization and Qualification; Subsidiaries.

(a)           The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Each of the Company and its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not be reasonably expected to have a Material Adverse Effect.  Each such jurisdiction is listed in Section 4.01(a) of the Company Disclosure Letter.

(b)           Section 4.01(b) of the Company Disclosure Letter contains a true and complete list of each Subsidiary of the Company, together with the jurisdiction of incorporation or formation of each Subsidiary of the Company.  The outstanding Equity Interests of each of the Company’s Subsidiaries are all duly and validly authorized and issued, fully paid and non-assessable.  Except as set forth in Section 4.01(b) of the Company Disclosure Letter, (i) the Company and/or one or more of its Subsidiaries is the record and beneficial owner of all of the outstanding Equity Interests and other securities of each such Subsidiary, free and clear of all Taxes and Encumbrances and (ii) neither the Company nor any of its Subsidiaries directly or indirectly owns any Equity Interest in, or any interest convertible into or exchangeable or exercisable for any Equity Interests in, any person.

SECTION 4.02                                Certificate of Incorporation and Bylaws.  The Company has heretofore Made Available to AcquisitionCo a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of the Company and each Subsidiary.  Such certificate of incorporation, bylaws or equivalent organizational documents are in full force and effect.

SECTION 4.03                                Capitalization.

(a)           The authorized Equity Interests of the Company consist of 25,000,000 shares of Common Stock and 6,000,000 shares of preferred stock, no par value (“Preferred Stock”).  As of the date hereof,

(i)             3,969,560 shares of Common Stock were issued and outstanding, all of which were validly issued, fully paid and non-assessable and were not issued in violation of any preemptive rights,

(ii)            2,526,313 shares of Common Stock were held in the treasury of the Company,

(iii)           184,658 shares of Common Stock were issuable upon exercise of outstanding stock options or restricted stock units granted pursuant to the Company Stock Plans, and

(iv)           no shares of Preferred Stock were issued and outstanding.

(b)           Except as set forth in Section 4.03(a) (and the outstanding Equity Interests, including stock options and restricted stock units, underlying the numbers of shares of Common Stock referenced therein) there are no

(i)             outstanding Equity Interests in the Company or securities exercisable or exchangeable for or convertible into any Equity Interests of the Company or any of its Subsidiaries,

(ii)            outstanding options, warrants, rights or contracts relating to the issued or unissued Equity Interests of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any Equity Interests in the Company or any of its Subsidiaries,

(iii)           outstanding stock appreciation rights, stock awards, restricted stock, restricted stock awards, performance units, phantom stock, profit participation or similar rights with respect to the Company, any of its Subsidiaries or any of their respective Equity Interests (collectively, “Company Rights”) or obligation of the Company or any of its Subsidiaries to issue or sell any such Company Right, or

(iv)           voting trusts, proxies or other contracts with respect to the voting of any Equity Interests of the Company or any of its Subsidiaries or giving any person any preemptive rights with respect to any future issuance of securities by the Company or any of its Subsidiaries.

(c)           All shares of Common Stock subject to issuance under the Company Stock Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.  There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interests of the Company or any of its Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(d)           The Company does not have outstanding any bonds, debentures, notes or other similar obligations the holders of which have the right to vote (or convertible into or exercisable or exchangeable for securities having the right to vote or other Equity Interests of the Company) with the stockholders of the Company or any of its Subsidiaries on any matter (“Company Voting Debt”).

(e)           Section 4.03(e) of the Company Disclosure Letter sets forth a true and complete list of each current or former Company Employee, officer, director, consultant or other service provider of the Company who holds a Company Equity Award under the Company Stock Plans as of the date hereof, together with the number of shares of Common Stock subject to such Company Equity Awards, the date of grant of such Company Equity Awards, the exercise price of the Company Options, the vesting schedule for such Company Equity Awards and whether or not such Company Equity Awards are intended to qualify as “incentive stock options” within the meaning of Section 422(b) of the Code.  Each Company Option has an exercise price at least equal to the fair market value of the Common Stock on a date no earlier than the date of the corporate action authorizing the grant and no Company Option has had its exercise date or grant date delayed or “backdated.”  All Company Equity Awards have been issued in compliance with the Securities Act and, to the Company’s knowledge, any applicable state blue sky laws.  The Company has Made Available to AcquisitionCo true and complete copies of the Company Stock Plans and the forms of all stock award agreements evidencing the Company Equity Awards.  On and after the Effective Time, no Company Employee, officer, director, consultant or other service provider of the Company shall have any right under the Company Stock Plans to purchase Common Stock, or any other Equity Interest in, the Company, Parent, AcquisitionCo, the Surviving Corporation or any of their respective Affiliates or Subsidiaries.

SECTION 4.04                                Authority Relative to this Agreement.

(a)           The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (subject to the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, AcquisitionCo and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies.

(b)           The Company Board (upon the unanimous recommendation of the Special Committee), by resolutions duly adopted by a vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the “Company Board Approval”), has unanimously (i) approved and declared advisable this Agreement and the Transactions, (ii) declared that it is fair to and in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (iii) recommended to the stockholders of the Company that they accept the Offer and tender their shares of Common Stock pursuant to the Offer, and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time.

(c)           No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover Law (each, a “Takeover Law”) is applicable to this Agreement or any of the Transactions.

(d)           The Special Committee has received the opinion of the financial advisor to the Special Committee, Houlihan Lokey Capital, Inc., dated the date of the meeting of the Special Committee at which the Special Committee resolved to recommend to the Company Board that it approve this Agreement, to the effect that, as of such date and based upon and subject to the various assumptions, qualifications and other matters and limitations considered in connection with the preparation of such opinion, the Offer Price and Merger Consideration to be received by the holders of Common Stock (other than Parent, AcquisitionCo and Merger Sub and their respective Affiliates, including, without limitation, SPH Group Holdings LLC, Steel Partners Holdings L.P., Warren G. Lichtenstein and Glen M. Kassan (collectively, the “Affiliated Holders”)) in the Offer and the Merger pursuant to this Agreement are fair, from a financial point of view, to the holders of Common Stock other than the Affiliated Holders.

SECTION 4.05                                No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by the Company do not, and the consummation of the Transactions will not,

(i)             conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of the Company or any of its Subsidiaries,

(ii)            assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound, or

(iii)           except as set forth in Section 4.05(a) of the Company Disclosure Letter, require the consent of any person under, result in any breach or violation of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, any contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not be reasonably expected to have a Material Adverse Effect.

(b)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any Permit of, or filing or registration with, or notification to, any Governmental Authority, except where the failure to obtain such Permits, or to make such filings, registrations or notifications, would not be reasonably expected to have a Material Adverse Effect or for

(i)             the filing with the SEC of the Schedule 14D-9 and the Schedule 13E-3 and such other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act,

(ii)            the pre-merger notification requirements of the HSR Act,

(iii)           any filings required under the rules and regulations of the NYSE MKT LLC (“NYSE MKT”), and

(iv)           filing and recordation of appropriate merger documents as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business.

SECTION 4.06                                Permits; Compliance.

(a)           Each of the Company and its Subsidiaries is in possession of all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, including Permits required under Environmental Laws (the “Environmental Permits”), except where failure to be in possession of such Permits would not reasonably be expected to have a Material Adverse Effect.  The Company and each of its Subsidiaries are, and have been, in compliance with the terms and conditions of such Permits, except where failure to so comply would not reasonably be expected to have a Material Adverse Effect and no suspension or cancellation of any such Permit is pending or, to the Company’s knowledge, threatened.

(b)           Neither the Company nor any of its Subsidiaries is in conflict with, or in default, breach or violation of, (i) its certificate of incorporation or bylaws or equivalent organizational documents, (ii) any Law, or (iii) any contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound, except with respect to clauses (ii) or (iii), for any such conflicts, defaults, breaches or violations that would not be reasonably expected to have a Material Adverse Effect.

(c)           The execution and delivery of this Agreement by the Company do not, and the consummation of the Transactions will not, result in any breach or violation of or result in the termination or cancellation of any Environmental Permit or other material Permit except where the failure for such Permits to be in effect would not reasonably be expected to have a Material Adverse Effect.

(d)           Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective officers, directors, agents, Company Employees or other person acting on behalf of the Company or any of its Subsidiaries have, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery laws applicable to the Company or any of its Subsidiaries in any jurisdiction other than the United States (collectively, the “Company FCPA”), or, to the knowledge of the Company, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to non-United States or United States government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. The Company has established reasonable internal controls and procedures intended to ensure compliance with the Company FCPA.

SECTION 4.07                                SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)           The Company has timely filed all forms, reports, statements and other documents (including all exhibits, supplements and amendments thereto) required to be filed by it with the SEC since January 1, 2014 (collectively, with any amendments thereto, such documents as filed with or furnished to the SEC since January 1, 2014, the “Company SEC Reports”).  Each Company SEC Report (including any financial statements or schedules included therein) (i) as of its date and if amended prior to the date hereof as of the date of such amendment, complied or, if filed subsequent to the date hereof, at the time of filing will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, or, if filed subsequent to the date of this Agreement, at the time of filing will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Subsidiary of the Company is or has been required to file any form, report or other document with the SEC.

(b)           Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) included (or incorporated by reference) in the Company SEC Reports (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), (ii) fairly presents in all material respects the consolidated financial position, results of operations, cash flows and changes in stockholders’ equity of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (except that the unaudited statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are or are expected to be material in nature or amount) and (iii) are consistent with the books and records of the Company and its Subsidiaries, which books and records are correct and complete in all material respects.

(c)           Neither the Company nor any of its Subsidiaries has any material liability, other than (i) liabilities reflected on the Company Reference Balance Sheet and (ii) liabilities incurred subsequent to the date of the Company Reference Balance Sheet, that, individually or in the aggregate, are not material to the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole.

(d)           The Company has been and is in compliance in all material respects with (i) the current prevailing applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated thereunder and (ii) the applicable listing and corporate governance rules and regulations of the NYSE MKT, and the Company has not received any notice from the NYSE MKT or any other Governmental Authority regarding any such non-compliance.

(e)           The Company’s disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms.

SECTION 4.08                                Absence of Certain Changes or Events.  Except as set forth in Section 4.08 of the Company Disclosure Letter, or as expressly provided in this Agreement, since December 31, 2015, each of the Company and its Subsidiaries has conducted its business in the ordinary course consistent with past practice.  Without limiting the foregoing, since December 31, 2015, there has not, directly or indirectly, occurred (a) any event, change, effect or circumstance, including any damage to, destruction or loss of any asset of the Company or any of its Subsidiaries (whether or not covered by insurance), constituting or that would reasonably be expected to result in a Material Adverse Effect or (b) any other action that would require AcquisitionCo’s consent under Section 6.01 if it occurred after the date of this Agreement (excluding for avoidance of doubt any action specifically approved by the Company Board or a standing committee (other than the Special Committee) thereof, and in the case of committee approval, specifically disclosed to the Company Board, prior to the date of this Agreement.

SECTION 4.09                                Absence of Litigation.  Except as set forth in Section 4.09 of the Company Disclosure Letter, there is no Action pending or, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries that would, if adversely determined against the Company or any of its Subsidiaries, reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any of its Subsidiaries is subject to any Order that has, or would reasonably be expected to have, a Material Adverse Effect.  To the Company’s knowledge, there are no inquiries or investigations of Governmental Authorities pending or threatened regarding any accounting practices of the Company or any malfeasance by any executive officer of the Company or any of its Subsidiaries.

SECTION 4.10                                Employee Benefit Plans.

(a)           No Company Plan is maintained outside of the jurisdiction of the United States.

(b)           Each Company Plan is in writing and the Company has Made Available to AcquisitionCo a true and correct copy of (i) each Company Plan (including all amendments), (ii) the 2012, 2013 and 2014 annual reports (Form 5500) filed with the Internal Revenue Service (the “IRS”), if any, (iii) the most recent summary plan description for each Company Plan for which a summary plan description is required by applicable Law, (iv) the three most recent actuarial reports or valuations, if any, relating to a Company Plan and (v) the most recent determination letter or opinion letter issued by the IRS with respect to any Company Plan that is intended to qualify under Section 401(a) of the Code.

(c)           Except as set forth in Section 4.10(c) of the Company Disclosure Letter, none of the Company ERISA Affiliates, the Company or any of its Subsidiaries or any of their respective predecessors has contributed to, contributes to, has been required to contribute to, or otherwise participated in or participates in or in any way has any liability, directly or indirectly with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) (a “Multiemployer Plan”) or any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) that is subject to Sections 4063, 4064 and 4069 of ERISA.

(d)           Each of the Company, each of its Subsidiaries, each Company ERISA Affiliate, each Company Plan and each “plan sponsor” (within the meaning of Section 3(16) of ERISA) of each “welfare benefit plan” (within the meaning of Section 3(1) of ERISA) has complied in all material respects with the requirements of Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA.

(e)           Each Company Plan complies in form in all material respects and has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws.  No Action is pending or, to the Company’s knowledge, threatened, with respect to any Company Plan, any trustee or fiduciaries thereof, the Company, any of its Subsidiaries, any Company ERISA Affiliate, or any of the assets of any trust of any of the Company Plans (other than immaterial claims for benefits in the ordinary course).

(f)           Each Company Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter from the IRS upon which it may rely (or the Company and its Subsidiaries are entitled to rely on a favorable opinion or advisory letter issued by the IRS in accordance with Revenue Procedure 2005-16 with respect to the qualified status of the plan document).

(g)           With respect to each Company Plan: (i) all material payments required by the Company Plan or by Law (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by the Company in accordance with the provisions of each of the Company Plans, applicable Law and GAAP; (ii) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to the Company Plan; (iii) no Company Plan is under, and neither the Company nor any of its Subsidiaries has received any written notice of, an audit by any Governmental Authority and no such completed audit, if any, has resulted in the imposition of any material Tax or penalty; (iv) with respect to each Company Plan that is funded mostly or partially through an insurance policy, none of the Company, any of its Subsidiaries or any Company ERISA Affiliate (A) has any material liability in the nature of retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the date of this Agreement or (B) is reasonably expected to have such material liability with respect to periods through the Effective Time; (v) neither the Company nor any of its Subsidiaries or Company ERISA Affiliates has incurred a material Tax or penalty imposed by Section 4980 of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA; and (vi) no fiduciary of any Company Plan has any material liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan.

(h)           Except as set forth in Section 4.10(h)(i) of the Company Disclosure Letter or as provided in Section 3.02, the consummation of the Transactions alone, or in combination with a termination of any Company Employee, officer, director, consultant or other service provider of the Company or any of its Subsidiaries (whether current, former or retired) or any other event, will not give rise to any liability under any Company Plan or contract with any such Company Employee, officer, director, consultant or other service provider of the Company or any of its Subsidiaries, including liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any Company Employee, officer, director, consultant or other service provider of the Company or any of its Subsidiaries (whether current, former or retired) or any of their dependents, spouses, or beneficiaries.  Except as set forth in Section 4.10(h)(ii) of the Company Disclosure Letter, as of the Effective Time, no amounts payable under any Company Plan or any such contract otherwise will (i) fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code or (ii) result in any payment that would not be deductible under Section 162(m) of the Code.  No Company Plan or any such contract provides any Company Employee, officer, director, consultant or other service provider of the Company or any of its Subsidiaries with any amount of additional compensation if such individual is provided amounts subject to excise or additional taxes imposed under Sections 409A or 4999 of the Code.

(i)           None of the Company, any of its Subsidiaries or any Company ERISA Affiliate maintains, contributes to or in any way provides for any benefits of any kind whatsoever (other than under Section 4980B of the Code, the Federal Social Security Act or a plan qualified under Section 401(a) of the Code) to any current or future retiree or terminee.

(j)           None of the Company, any of its Subsidiaries, any Company ERISA Affiliate or, to the Company’s knowledge, any director, officer or Company Employee has made any binding promises or commitments to create any additional plan, or to modify or change in any material way any existing Company Plan.  To the Company’s knowledge, no event, condition or circumstance exists that could reasonably be expected to result in a material increase of the benefits provided under any Company Plan or the expense of maintaining any Company Plan from the level of benefits or expense incurred for the most recent fiscal year ended before the Effective Time.  To the Company’s knowledge, no event, condition or circumstance exists that would prevent the amendment or termination of any Company Plan.

(k)           Any individual who performs or performed services for the Company or any of its Subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or any of its Subsidiaries is not an employee under applicable Law or for any purpose, including, without limitation, for Tax withholding purposes or Company Plan purposes; none of the Company, any of its Subsidiaries or any of the Company ERISA Affiliates has any material liability by reason of an individual who performs or performed services for the Company or any of its Subsidiaries in any capacity being improperly excluded from participating in a Company Plan; and each of the Company Employees has been properly classified by the Company and its Subsidiaries as “exempt” or “non-exempt” under applicable Law.

(l)           None of the Company, any of its Subsidiaries or any Company ERISA Affiliate has any unfunded liabilities pursuant to any Company Plan that is not intended to be qualified under Section 401(a) of the Code and that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, a nonqualified deferred compensation plan or an excess benefit plan.

(m)           There are no loans by the Company or any of its Subsidiaries to any Company Employee, officer, director, consultant or other service provider or stockholder of the Company or any of its Subsidiaries outstanding, other than advances for expenses in the ordinary course of business, and there have never been any loans or extensions of credit by the Company or any of its Subsidiaries in violation of Section 402 of the Sarbanes-Oxley Act, or subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

SECTION 4.11                                Labor Matters.

(a)           Except as set forth in Section 4.11(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) has been or is a party to any collective bargaining or other labor union contract or (ii) has recognized or bargained with any union or labor organization.

(b)           Except as set forth in Section 4.11(b) of the Company Disclosure Letter, there has not been, nor is there pending, or, to the Company’s knowledge, threatened:

(i)             any strike, slowdown, picketing, work stoppage, lockout or material dispute by or with respect to any employees of the Company or any of its Subsidiaries (collectively, “Company Employees”), or

(ii)            any union organizing activity by any Company Employees.

(c)           The Company and its Subsidiaries are employing all of their respective Company Employees in compliance in all material respects with all applicable Laws relating to employment and employment practices, including, without limitation, all applicable Laws related to taxation, employment standards, workers’ compensation, terms and conditions of employment, occupational health and safety, disability benefits, wages and hours, termination of employment, human rights, pay equity, employment equity, and, where applicable, the Worker Adjustment and Retraining Notification Act.

SECTION 4.12                                No Vote Required.  Assuming the Transactions are consummated in accordance with Section 251(h) of the DGCL, no vote or consent of the stockholders of the Company is necessary to authorize this Agreement or consummate the Transactions.

SECTION 4.13                                Property; Leases.

(a)           Section 4.13(a) of the Company Disclosure Letter contains a true, correct and complete list of, and describes briefly, (i) all real property and interests in real property owned in fee by the Company and its Subsidiaries (collectively, the “Company Owned Real Property”), and (ii) all real property and interests in real property leased or subleased by the Company and its Subsidiaries from or to any person (collectively, the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”).  The Company has Made Available to AcquisitionCo, with respect to each of the Company Leased Real Properties, all existing leases, subleases, licenses and other occupancy contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, and all amendments, modifications, extensions and supplements thereto (collectively, the “Company Tenant Leases”), regardless of whether the terms thereof have commenced.

(b)           The Company and its Subsidiaries have good and marketable fee simple title to all Company Owned Real Property, free and clear of all Encumbrances, except (A) those Encumbrances set forth in Section 4.13(b) of the Company Disclosure Letter and (B) Permitted Encumbrances.  The Company Real Property constitutes all interests in real property currently used, occupied or currently held for use in connection with the respective businesses of the Company and its Subsidiaries and that are necessary for the continued operation in all material respects of the respective businesses of the Company and its Subsidiaries as such businesses are currently conducted.  All of the Company Real Property, fixtures and improvements thereon owned or leased by the Company and its Subsidiaries are in reasonably good operating condition without material structural defects, and all mechanical and other building systems located thereon are in reasonably good operating condition and suitable, sufficient and appropriate in all material respects for their current uses.

(c)           Except for any Company Tenant Lease that expires in accordance with its terms, the Company and its Subsidiaries have, and after the Effective Time, will continue to have, a valid and enforceable leasehold interest under each of the Company Tenant Leases, free and clear of all Encumbrances other than Permitted Encumbrances, and each of the Company Tenant Leases is, and after the Effective Time will continue to be, in full force and effect.  Neither the Company nor any of its Subsidiaries is in material default under any Company Tenant Lease, and to the Company’s knowledge, no events have occurred that, if not remedied, whether with or without notice or the passage of time or both, would result in such a default.  Neither the Company nor any of its Subsidiaries has received any notice of any material default (after giving effect to any applicable notice and cure period) or event that with notice or lapse of time, or both, would constitute a material default (after giving effect to any applicable notice and cure period) by the Company or any of its Subsidiaries under any of the Company Tenant Leases which event or default remains uncured and, to the Company’s knowledge, no other party is in material default (after giving effect to any applicable notice and cure period) thereof, and no party to any Company Tenant Lease has exercised any termination rights with respect thereto.

SECTION 4.14                                Contracts.

(a)           The Company has Made Available to AcquisitionCo a correct and complete copy of each of the following written contracts to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, that are in effect as of the date hereof:

(i)             any contract (or group of related contracts) involving the performance of services or the purchase of goods, materials or other assets by or to the Company or any of its Subsidiaries, the performance of which will involve (A) annual payments to or from the Company or any of its Subsidiaries of $50,000 or more, or (B) aggregate payments (including termination penalties) to or from the Company or any of its Subsidiaries of $100,000 or more;

(ii)            any contract concerning a partnership or joint venture;

(iii)           any contract (or group of related contracts) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $100,000;

(iv)           any contract concerning noncompetition that limits or otherwise restricts the Company or any of its Subsidiaries or that would, after the Effective Time, limit or restrict Parent, AcquisitionCo, the Surviving Corporation or any of their respective Affiliates, from engaging or competing in any line of business or in any geographic area, including any contract containing any “radius clause” applicable to markets in which the Company or any of its Subsidiaries has operations;

(v)            any contract relating to collective bargaining or employee association;

(vi)           any contract for the employment of any individual on a full-time, part-time, consulting, or other basis who is an officer or director of the Company or any of its Subsidiaries that provides for annual compensation in excess of $100,000;

(vii)          any contract under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect;

(viii)         any contract providing for the sale or exchange of, or option to sell or exchange, any material Company Property, or for the purchase or exchange of, or option to purchase or exchange, any real estate;

(ix)           any contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or Equity Interests of another person for aggregate consideration in excess of $100,000, in each case other than in the ordinary course of business;

(x)            any license, royalty or other contract concerning Intellectual Property (other than shrink-wrap software and databases licensed to the Company or any of its Subsidiaries under nonexclusive software licenses granted to end-user customers by third parties in the ordinary course of business of such third parties’ businesses), such Company Disclosure Letter indicating, in the case of any such license, whether the Company or any of its Subsidiaries is the licensee or licensor; and

(xi)           each written amendment, supplement and modification in respect of any of the foregoing.

(b)           Except as set forth in Section 4.14(b) of the Company Disclosure Letter, with respect to each such contract to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, of a type described in Section 4.14(a) and in effect as of the date hereof:  (i) the contract is legal, valid, binding, and enforceable against the Company and/or certain of its Subsidiaries, as applicable, and, to the Company’s knowledge, the other party thereto, and in full force and effect; (ii) except for any such contract that expires in accordance with its terms, the contract will continue to be legal, valid, binding and enforceable against the Surviving Corporation and/or certain of its Subsidiaries, as applicable, and, to the Company’s knowledge, the other party thereto, and in full force and effect on identical terms following the Effective Time; (iii) neither the Company nor any of its Subsidiaries, as applicable, is in material breach or default, and no event has occurred that with the passage of time or giving of notice would constitute a material breach or default by the Company or any of its Subsidiaries, or permit termination or acceleration by the other party, under the contract; and (iv) to the Company’s knowledge, no other party to the contract is in material breach or default, and no event has occurred that with the passage of time or giving of notice would constitute a material breach or default by such other party, or permit termination or acceleration by the Company or its Subsidiary, under the contract.

SECTION 4.15                                Intellectual Property.  The Company and its Subsidiaries have (i) all right, title and interest in and to all material Intellectual Property owned by the Company or any of its Subsidiaries (the “Company Intellectual Property”), free and clear of all Encumbrances, other than Permitted Encumbrances and (ii) all necessary proprietary rights in and to all material Intellectual Property licensed, used or held for use by the Company or any of its Subsidiaries in the conduct of their respective businesses (“Company Licensed Intellectual Property”), free and clear of all Encumbrances, other than Permitted Encumbrances.  Except as set forth in Section 4.15 of the Company Disclosure Letter, there are no outstanding Orders relating to the Company Intellectual Property.  Since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written communication alleging that it has infringed or, by conducting its business as proposed, would infringe the Intellectual Property rights of any third person.  Neither the execution and delivery of this Agreement nor the consummation of the Transactions will alter, impair or require the consent of any other person in respect of any Company Intellectual Property or Company Licensed Intellectual Property.  To the Company’s knowledge, there has been and there is no unauthorized use, infringement or misappropriation of the Company Intellectual Property or Company Licensed Intellectual Property by any third party.  All of the rights within the Company Intellectual Property and Company Licensed Intellectual Property are valid, enforceable and subsisting, and there is no Action that is pending or, to the Company’s knowledge, threatened that challenges the rights of the Company or any of its Subsidiaries in respect of any Company Intellectual Property or Company Licensed Intellectual Property or the validity, enforceability or effectiveness thereof which in either case would reasonably be expected to have a Material Adverse Effect.  No person has any option with respect to Company Intellectual Property.  The Company Intellectual Property and the Company Licensed Intellectual Property constitute all Intellectual Property necessary for the operation of the Company’s and its Subsidiaries’ respective businesses as currently conducted.

SECTION 4.16                                Taxes.

(a)           Each of the Company and its Subsidiaries has (i) filed all material federal, state, local and foreign Tax returns and reports (collectively, “Tax Returns”) required to be filed by it, and all such Tax Returns were correct and complete in all material respects, and (ii) paid and discharged all material Taxes required to be paid or discharged.  The most recent financial statements contained in the Company SEC Reports reflect a reserve in accordance with GAAP for all Taxes payable by the Company or any of its Subsidiaries for all taxable periods or portions thereof through the date of such financial statements.  Since the date of the most recent financial statements contained in the Company SEC Reports, no Taxes have accrued with respect to the Company or any of its Subsidiaries other than Taxes accrued in the ordinary course of business.  Each of the Company and its Subsidiaries has withheld all Taxes required to be withheld by it and such withheld Taxes have been paid to the proper taxing authority.

(b)           Except as described in Section 4.16(b) of the Company Disclosure Letter:

(i)             no contract or other document waiving or extending the  statute of limitations or the period of assessment or collection of any Taxes has been filed or entered into by the Company or any of its Subsidiaries with any taxing authority;

(ii)            no taxing authority is now asserting in writing or, to the Company’s knowledge, threatening to assert against the Company or any of its Subsidiaries any material deficiency or claim for additional Taxes;

(iii)           there are no pending material audits of the Company or any of its Subsidiaries by any taxing authority; and

(iv)           there are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries.

(c)           Neither the Company nor any of its Subsidiaries is a party to any contract providing for the allocation or sharing of, or indemnification from, Taxes with any person.  Neither the Company nor any of its Subsidiaries has any liability for the Taxes of another person under Treasury Regulations § 1.1502-6 (or similar provision of state, local or foreign Law), or as transferee or successor, by contract, or otherwise.  There are no outstanding requests by the Company or any of its Subsidiaries for any Tax ruling from any taxing authority and neither the Company nor any of its Subsidiaries has (i) received a Tax ruling or (ii) entered into any closing agreement or other similar contract with a taxing authority relating to Taxes of the Company or any of its Subsidiaries, in each case, effective with respect to a taxable period for which the statute of limitations is still open or a taxable period ending after the date of the Closing.  The Company is not, nor was it any time during the five-year period ending on the date hereof, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code.  The utilization of the net operating losses and tax credits of the Company and its Subsidiaries is not subject to any limitation under Section 382 or Section 383 of the Code or the “separate return limitation year” rules of the consolidated return regulations.  Neither the Company nor any of its Subsidiaries has distributed the stock of another company in a transaction that was purported or intended to be governed by Section 355 or Section 361 of the Code.  Neither the Company nor any of its Subsidiaries has engaged in any listed or other reportable transaction within the meaning of Treasury Regulations § 1.6011-4(b).

(d)           To the Company’s knowledge, no tax authority of a jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns has asserted that it may be obligated to file Tax Returns in that jurisdiction.  Neither the Company nor any of its Subsidiaries has been or is required to make any adjustment pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign tax law by reason of any change in any accounting method, there is no application pending with any taxing authority requesting permission for any change in any accounting method for Tax purposes and no taxing authority has proposed in writing any such adjustment or change in accounting method.  Neither the Company nor any of its Subsidiaries will be required to include in the gross income of a taxable period ending after the Closing Date income or gain attributable to cash received, or an account receivable that arose, in a prior taxable period and that was not recognized in that prior taxable period, as a result of the installment method, the completed contract method or the cash method of accounting or any other method of accounting that defers the recognition of income.

SECTION 4.17                                Environmental Matters.  Except as would not reasonably be expected to have a Material Adverse Effect and, with respect to any formerly owned, leased, operated or managed Company Property, to the Company’s  knowledge:

(a)           Except as set forth in Section 4.17(a) of the Company Disclosure Letter, the operations of the Company and its Subsidiaries, including any operations of the Company and its Subsidiaries at any Company Property, comply and, since January 1, 2011, have complied with all applicable Environmental Laws.

(b)           Except as set forth in Section 4.17(b) of the Company Disclosure Letter, there are no Hazardous Substances in, on, over, under, at or from any Company Property at concentrations that would violate applicable Environmental Laws or would reasonably be likely to result in the imposition of Environmental Liabilities on the Company or any of its Subsidiaries.

(c)           To the Company’s knowledge, except as set forth in Section 4.17(c) of the Company Disclosure Letter, no Company Property or any real property at which the Company or any of its Subsidiaries has disposed of Hazardous Substances is listed or, to the Company’s knowledge, proposed for listing on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42. U.S.C. § 9601 et seq., or any similar inventory of sites maintained by any state or locality.  Except as set forth in Section 4.17(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority that it is subject to any Environmental Liabilities.

(d)           Except as set forth in Section 4.17(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has contractually or by operation of law assumed or succeeded to any Environmental Liabilities of any predecessor or any other person.

(e)           The representations in this Section 4.17 and Section 4.06(a) are the sole and exclusive representations and warranties concerning environmental matters, environmental compliance or the environmental condition of the Company Property.

SECTION 4.18                                Brokers.  No broker, finder or investment banker, other than Houlihan Lokey, the fees and expenses of which will be paid by the Company, is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 4.19                                Insurance.

(a)           True and complete copies of all material insurance policies (including policies providing property, liability, workers’ compensation, and bond and surety arrangements) owned or held by or for the benefit of the Company or any of its Subsidiaries or for the benefit of any of their respective directors, officers or Company Employees (the “Company Policies”) have been Made Available to AcquisitionCo.  The Company Policies are of such types and in such amounts and for such risks, casualties and contingencies as is reasonable based upon the business of the Company and its Subsidiaries, as currently conducted.

(b)           Section 4.19(b) of the Company Disclosure Letter contains a true and complete list of all pending claims as of March 31, 2016 made pursuant to any of the Company Policies.

(c)           Each Company Policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect.  Neither the Company nor any of its Subsidiaries is in breach or default in any material respect (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default by the Company or any of its Subsidiaries, or permit termination or modification, under any Company Policy.

(d)           No written notice of cancellation or termination has been received by the Company or any of its Subsidiaries with respect to any Company Policy.

(e)           The Company Policies are sufficient for compliance in all material respects with all requirements of Law and of all contracts to which the Company or any of its Subsidiaries is a party or otherwise bound.

(f)           After the Effective Time, the Company and its Subsidiaries will continue to have coverage under the Company Policies with respect to events occurring prior to the Effective Time.

SECTION 4.20                                Investigation by the Company.  The Company acknowledges that, except as expressly set forth in this Agreement, none of Parent, Acquisition Co or Merger Sub makes any representation or warranty, either express or implied, with respect to Parent, AcquisitionCo, Merger Sub, any of their respective Subsidiaries or any of their respective businesses, operations, assets, liabilities or condition (financial or otherwise).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, ACQUISITIONCO AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent, AcquisitionCo and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as disclosed in the disclosure letter delivered by Parent and AcquisitionCo to the Company on the date of the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any matter disclosed in the Parent Disclosure Letter shall be deemed disclosed with respect to any section of this Article V to which the matter relates to the extent the relevance of such matter to such other section is reasonably apparent on the face of such disclosure):

SECTION 5.01                                Corporate Organization.  Each of Parent, AcquisitionCo and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

SECTION 5.02                                Authority Relative to This Agreement.

(a)           Each of Parent, AcquisitionCo and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Parent, AcquisitionCo and Merger Sub and the consummation by Parent, AcquisitionCo and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent, AcquisitionCo or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (subject to the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly and validly executed and delivered by Parent, AcquisitionCo and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent, AcquisitionCo and Merger Sub, enforceable against each of Parent, AcquisitionCo and Merger Sub in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies.

(b)           The board of directors of each of Parent, AcquisitionCo and Merger Sub pursuant to duly adopted resolutions have unanimously (i) approved and declared advisable this Agreement and the Transactions and (ii) determined that it is in the best interests of Parent, AcquisitionCo or Merger Sub, as applicable, and the stockholders of Parent, AcquisitionCo or Merger Sub, as applicable, that Parent, AcquisitionCo or Merger Sub, as applicable, enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

SECTION 5.03                                No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by Parent, AcquisitionCo and Merger Sub do not, and the consummation of the Transactions will not,

(i)             conflict with or violate the certificate of incorporation or bylaws of Parent, AcquisitionCo or Merger Sub,

(ii)            assuming that all consents, approvals, authorizations and other actions described in subsection (b) have been obtained and all filings and notifications described in subsection (b) have been made, conflict with or violate any Law applicable to Parent, AcquisitionCo or Merger Sub or by which any property or asset of any of them is bound, or

(iii)           require the consent of any person under, result in any breach or violation of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent, AcquisitionCo or Merger Sub pursuant to, any contract to which Parent, AcquisitionCo or Merger Sub is a party or by which Parent, AcquisitionCo or Merger Sub or any property or asset of any of them is bound except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not be reasonably expected to be materially adverse to the ability of Parent, AcquisitionCo or Merger Sub to perform its obligations under this Agreement or consummate the Transactions.

(b)           The execution and delivery of this Agreement by Parent, AcquisitionCo and Merger Sub do not, and the performance of this Agreement by Parent, AcquisitionCo and Merger Sub will not, require any Permit of, or filing or registration with, or notification to, any Governmental Authority, except where the failure to obtain such Permits, or to make such filings, registrations or notifications, would not be reasonably expected to be materially adverse to the ability of Parent, AcquisitionCo or Merger Sub to perform its obligations under this Agreement or consummate the Transactions or for:

(i)             the filing with the SEC of the Offer Documents and such other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act,

(ii)            the pre-merger notification requirements of the HSR Act, and

(iii)           filing and recordation of appropriate merger documents as required by the DGCL.

SECTION 5.04                                Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.  Parent directly owns, of record, all the outstanding shares of capital stock of AcquisitionCo and AcquisitionCo directly owns, of record, all the outstanding shares of capital stock of Merger Sub.

SECTION 5.05                                Ownership of Company Equity Interests.  As of the date of this Agreement, none of Parent, AcquisitionCo or Merger Sub is the record or beneficial owner of any Equity Interests of the Company.

SECTION 5.06                                Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, AcquisitionCo or Merger Sub.

SECTION 5.07                                Investigation by Parent, AcquisitionCo and Merger Sub; Non-reliance.  Each of Parent, AcquisitionCo and Merger Sub acknowledges that except as expressly set forth, or represented or warranted to by the Company, in this Agreement (including any representations and warranties that are subject to the Company Disclosure Letter and/or the Company SEC Reports), or except in the case of fraud ,(i) the Company does not make any representation or warranty, either express or implied, with respect to the Company, any of its Subsidiaries or any of their respective businesses, operations, assets, liabilities or condition (financial or otherwise) and (ii) neither the Company nor any of its Subsidiaries, or any of their respective Affiliates or Representatives will have or be subject to any liability or other obligation of any kind or nature to Parent, AcquisitionCo or Merger Sub or any of their respective Affiliates or Representatives, resulting from the delivery, dissemination or any other distribution to Parent, AcquisitionCo or Merger Sub or any of their respective Affiliates or Representatives, or the use by Parent, AcquisitionCo or Merger Sub or any of their respective Affiliates or Representatives, of any information provided or Made Available to any of them by the Company or any of its Subsidiaries, or any of their respective Affiliates or Representatives, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or Made Available to Parent, AcquisitionCo or Merger Sub or any of their respective Affiliates or Representatives, in “data rooms” or management discussions in anticipation or contemplation of the Offer, the Merger or any other Transactions or as part of the Company’s sale process.  Parent, AcquisitionCo and Merger Sub hereby acknowledge and agree that: (i) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent, AcquisitionCo and Merger Sub are familiar; and (ii) Parent, AcquisitionCo and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans).

SECTION 5.08                                Absence of Litigation.  There is no Action pending or, to Parent’s knowledge, threatened, against Parent, AcquisitionCo, Merger Sub or any of their respective Subsidiaries or any property or asset of Parent, AcquisitionCo, Merger Sub or any of their respective Subsidiaries that would, if adversely determined against Parent, AcquisitionCo, Merger Sub or any of their respective Subsidiaries, reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

SECTION 5.09                                Availability of Funds.  As of the Acceptance Time, AcquisitionCo will have access to sufficient funds necessary to consummate the Transactions, including paying the aggregate amount of the Offer Price, the aggregate Merger Consideration and the aggregate Equity Award Consideration in accordance with the terms hereof.

SECTION 5.10                                Solvency.  Assuming (a) that the Company is solvent immediately prior to the Effective Time, (b) the satisfaction of all the conditions set forth in Article VIII, and (c) the accuracy and completeness of the representations and warranties of the Company set forth in Article IV, and after giving effect to the Transactions, including the payment of the aggregate amount of the Offer Price, the aggregate Merger Consideration, the aggregate Equity Award Consideration, any repayment or refinancing of debt of the Company, the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, each of Parent, AcquisitionCo and the Surviving Corporation will be solvent as of the Effective Time and immediately after the consummation of the Transactions.  For the purposes of this Agreement, the term “Solvent”, when used with respect to any person, means that, as of any date of determination: (i) the sum of the debt (including contingent liabilities) of such person and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value of the present assets of such person and its Subsidiaries, taken as a whole; (ii) the capital of such person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such person and its Subsidiaries, taken as a whole; and (iii) such person and its Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts including current obligations beyond their ability to pay such debts as they mature in the ordinary course of business.  For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

ARTICLE VI

CONDUCT OF BUSINESS

SECTION 6.01                                Conduct of Business by the Company.

(a)           Between the date of this Agreement and the Effective Time, except as set forth in Section 6.01(a) of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in, and not take any action except in, the ordinary course of business; and (ii) use its reasonable best efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the current officers, Company Employees and consultants of the Company and its Subsidiaries, and to preserve, in all material respects, the current relationships of the Company and the Subsidiaries with customers, licensees, suppliers and other persons with which the Company or any of its Subsidiaries has business relations; provided that the foregoing obligations set forth in clause (ii) shall not require any expenditure of money (or commitment thereto) by the Company unless directed in writing by Parent or AcquisitionCo.

(b)           Without limiting the foregoing, except (w) as otherwise expressly contemplated by this Agreement, (x) as disclosed in Section 6.01(b) of the Company Disclosure Letter, (y) as directed in writing by Parent, AcquisitionCo, Merger Sub or any Affiliate thereof or (z) as specifically approved by the Company Board or a standing committee (other than the Special Committee) thereof (and in the case of committee approval, specifically disclosed to the Company Board) prior to the date of this Agreement, neither the Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, directly or indirectly, do or agree to do, any of the following without the prior written consent of AcquisitionCo (such consent not to be unreasonably withheld, conditioned or delayed):

(i)            make, revoke or change any Tax election, change any method of Tax accounting, settle, compromise or incur any liability for Taxes, fail to timely file any Tax Return that is due, file any amended Tax Return or claim for refund, surrender any right to claim a Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, in each case except as required by GAAP or applicable Law;

(ii)            change the accounting principles used by it unless required by a change in GAAP, applicable Law or any Governmental Authority;

(iii)           except for short-term borrowings incurred in the ordinary course of business under its existing credit facility, incur or guarantee indebtedness for borrowed money or commit to borrow money, make any loans or cancel, release or assign any indebtedness to any person;

(iv)           make any capital expenditure in excess of $250,000 in the aggregate;

(v)            acquire, lease or license from any person (by merger, consolidation, acquisition of stock or assets or otherwise), or sell, lease, license, dispose or effect an Encumbrance of (by merger, consolidation, sale of stock or assets or otherwise), any material assets other than in the ordinary course of business;

(vi)           change any compensation arrangement or contract with any present or former Company Employee (except for increases in the base salaries of Company Employees other than officers or senior managers in the ordinary course of business), officer, director, consultant, stockholder or other service provider of the Company or any of its Subsidiaries or grant any severance or termination or change in control pay to any such present or former Company Employee, officer, director, consultant, stockholder or other service provider or increase any benefits payable under any severance or termination or change in control pay policies or establish, amend or terminate any Company Plan or increase benefits under any Company Plan, or grant any Company Equity Awards or other awards under any Company Stock Plan, in each case other than as (A) required pursuant to the terms of any Company Plan or contract as in effect on the date of this Agreement, (B) annual merit based raises for Company Employees (other than officers) in an amount and on a schedule consistent with past practice or (c) required by Law;

(vii)          declare, set aside or pay any dividend or make any other distribution with respect to Equity Interests of the Company or any of its Subsidiaries, or otherwise make any payments to stockholders in their capacity as such;

(viii)         effect a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act;

(ix)           (i) except as otherwise required pursuant to an existing contract set forth on Section 4.03 of the Company Disclosure Letter, issue, deliver, sell, pledge, transfer, convey, dispose or permit the imposition of an Encumbrance on any Equity Interests, or any options, warrants, securities exercisable, exchangeable or convertible into any Equity Interest or any Company Right or Company Voting Debt other than the issuance of shares of Common Stock upon the exercise of Company Options outstanding as of the date of this Agreement, (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding Equity Interests or (iii) split, combine, subdivide or reclassify any Equity Interests;

(x)            enter into any contract providing for the sale or license of material Intellectual Property (other than ordinary course software licenses);

(xi)           subject to Section 7.02 and except pursuant to the terms thereof, modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any confidentiality agreement or non-competition agreement or standstill contract that relates to a business combination involving the Company or any of its Subsidiaries;

(xii)           lease, license, mortgage, hypothecate, pledge, sell, sublease, grant any material Encumbrance affecting and/or transfer any interest in any Company Owned Real Property or Company Leased Real Property, or enter into any material amendment or extension, or termination, of any leasehold interest in any Company Leased Real Property or create any new leasehold interest in any Company Leased Real Property;

(xiii)         take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer or the Merger not being satisfied;

(xiv)         make any acquisition of, capital contribution to, or investment in, any assets or stock of any person (other than any wholly owned Subsidiary) (whether by way of merger, consolidation, tender offer, share exchange or other activity);

(xv)          merge or consolidate with any person (other than mergers among wholly owned Subsidiaries);

(xvi)         enter into, terminate, materially amend, or waive any material rights under any contract of a type described in Section 4.14(a), except for those contracts which terminate or expire in accordance with their terms;

(xvii)        waive, release, assign, settle or compromise any material claim or any material litigation or arbitration;

(xviii)       satisfy, discharge, waive or settle any material liabilities, other than in the ordinary course of business;

(xix)          fail to maintain in full force and effect or fail to use commercially reasonable efforts to replace or renew Company Policies existing as of the date of this Agreement;

(xx)           amend its certificate of incorporation, bylaws or other organizational or governing documents; or

(xxi)          enter into any contract to do any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01                                Access to Information; Confidentiality.

(a)           From the date of this Agreement to the Effective Time and in compliance with applicable Laws, the Company shall, and shall cause its Subsidiaries and the officers, directors, employees, auditors, investment bankers, counsel, agents and other representatives (“Representatives”) of the Company and its Subsidiaries to afford the representatives of Parent and AcquisitionCo reasonable access at all reasonable times to the officers, employees, properties, offices and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent and AcquisitionCo with such financial, operating and other data and information as Parent or AcquisitionCo, through its Representatives, may reasonably request, subject to the terms of any pre-existing confidentiality obligation which restricts such access.

(b)           All information obtained by Parent or AcquisitionCo pursuant to this Section 7.01 shall be kept confidential in accordance with the confidentiality agreement, dated July 22, 2015 (the “Confidentiality Agreement”), between Parent and the Company.

(c)           No investigation pursuant to this Section 7.01 or otherwise shall affect or be deemed to modify any representation or warranty in this Agreement of any party hereto.

SECTION 7.02                                No Solicitation.

(a)           Subject to Section 7.02(b), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, none of the Company, its Subsidiaries or any of their respective Representatives shall, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations, or (ii) approve or recommend, or propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Transactions or breach any of its obligations hereunder or propose or agree to do any of the foregoing.  Subject to Section 7.02(b)(i), the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person conducted prior to the date of this Agreement by the Company or any of its Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal and use its (and will cause its Subsidiaries and their respective Representatives to use their) reasonable best efforts to cause to be returned or destroyed all confidential information provided or made available to any such person on behalf of the Company or any of its Subsidiaries.

(b)

(i)           Notwithstanding anything to the contrary contained in Section 7.02(a), if at any time following the date of this Agreement and prior to the Acceptance Time, (w) the Company has received a written Acquisition Proposal that did not result from a breach of this Section 7.02 from a third party that the Company Board believes in good faith to be bona fide, (x) the Company Board and/or the Special Committee determines in good faith, after consultation with its independent financial advisors and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, (y) the Company has complied with the terms of this Section 7.02 in all material respects, and (z) the Company Board and/or the Special Committee determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company (acting through the Special Committee) may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal and (B) participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that the Company (x) shall not, and shall not allow any of its Representatives to, disclose any material non-public information to such person without entering into an Acceptable Confidentiality Agreement, and (y) will promptly provide or make available to AcquisitionCo any material non-public information concerning the Company or any of its Subsidiaries provided to such other person which was not previously provided or Made Available to AcquisitionCo; provided, further, that if at any time following the date of this Agreement and prior to the Acceptance Time the Company is approached by any Person set forth on Exhibit C (which approach did not result from a breach of this Section 7.02) with respect to the potential submission of a new or revised Acquisition Proposal, then the Company (acting through the Special Committee) may take the actions specified in clause (A) of this Section 7.02(b)(i) with respect to such Person (until such time as such Person notifies the Company that it has terminated its interest in submitting a new or revised Acquisition Proposal) but may not take the actions specified in clause (B) of this Section 7.02(b)(i) with respect to such Person unless such Person has satisfied all of the requirements set forth in clauses (w) through (z) of this Section 7.02(b)(i).

(ii)           The Company shall promptly (and in any event within one (1) Business Day) notify AcquisitionCo if it receives an Acquisition Proposal from a person or group of related persons, including the material terms and conditions thereof and the identity of the person making such Acquisition Proposal and shall keep AcquisitionCo apprised and, at AcquisitionCo’s request, shall update AcquisitionCo as to the status and any material developments, discussions and negotiations concerning such Acquisition Proposal.

(c)           Neither the Company Board nor any committee thereof shall directly or indirectly (i) withdraw, qualify or modify in a manner adverse to Parent, AcquisitionCo or Merger Sub, or publicly propose to withdraw, qualify or modify in a manner adverse to Parent, AcquisitionCo or Merger Sub, the Company Board Approval, or (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal (each of the foregoing, an “Adverse Recommendation Change”); provided, that at any time prior to the Acceptance Time, if (x) the Company receives an Acquisition Proposal which the Company Board and/or the Special Committee concludes in good faith (after consultation with its independent financial advisors and outside legal counsel and, in the case of the Company Board, upon recommendation thereof by the Special Committee) constitutes a Superior Proposal (after having complied with, and giving effect to all of the adjustments which may be offered by Parent and AcquisitionCo pursuant to, this Section 7.02(c)), and (y) the Company has complied with the terms of this Section 7.02 in all material respects and such Acquisition Proposal did not result from a breach of this Section 7.02, the Company Board and/or the Special Committee may (upon the recommendation of the Special Committee in the case of the Company Board) (i) cause the Company to terminate this Agreement pursuant to Section 9.01(g) to concurrently enter into a definitive agreement with respect to such Superior Proposal and (ii) effect an Adverse Recommendation Change if the Company Board or the Special Committee, as applicable, determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (i) and any purported termination pursuant to the foregoing clause (i) shall be void and of no force and effect, unless concurrently with such termination the Company pays the Termination Fee payable pursuant to Section 9.03 and such Acquisition Proposal continues to constitute a Superior Proposal; and provided, further, that the Company may not terminate this Agreement pursuant to the foregoing clause (i), and the Company Board and the Special Committee may not approve or recommend such Acquisition Proposal or effect an Adverse Recommendation Change pursuant to the foregoing clause (ii) unless the Company shall have provided prior written notice to AcquisitionCo, at least five (5) Business Days in advance (the “Notice Period”), of its intention to effect an Adverse Recommendation Change or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall include a written summary of the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and any other material documents relating thereto.  During the Notice Period, the Company (acting through the Special Committee) shall, and shall cause its Representatives to, negotiate with Parent and AcquisitionCo in good faith (to the extent Parent and AcquisitionCo desire to negotiate) to make such adjustments in the terms and conditions of this Agreement, and the Company Board and Special Committee shall take into account any changes to the financial and other terms of this Agreement proposed by Parent and AcquisitionCo in response to any such written notice by the Company or otherwise, with a  view to providing that the Acquisition Proposal ceases to constitute a Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notice by the Company and a new five (5) Business Day period).  The parties agree that if the Notice Period (or any new five (5) Business Day period) ends on a date that is concurrent with, or later than, the date of the scheduled expiration of the Offer, at the written request of the Special Committee, Merger Sub shall, or at its election Merger Sub may, extend the Offer until 12:00 midnight (New York City time) on the date that is the later of (a) two (2) Business Days following the last day of the applicable Notice Period (or any new five (5) Business Day period) or (b) the last day of the minimum period required by applicable Law, interpretation or position of the SEC or its staff or the NYSE or its staff for any such extension.

(d)           In addition to Section 7.02(c), neither the Company Board nor any committee thereof shall effect an Adverse Recommendation Change (for purposes of this Section 7.02(d), solely under clause (i) of the definition thereof), provided, that at any time prior to the Acceptance Time, the Company Board and/or the Special Committee may effect an Adverse Recommendation Change if the Company Board and/or the Special Committee determines in good faith, after consultation with outside counsel (and upon recommendation thereof by the Special Committee in the case of the Company Board), that, in light of material facts, events or circumstances that have arisen or occurred since the date of this Agreement that were not known by or reasonably foreseeable to the Company or the Company Board (or the Special Committee) prior to the date hereof, other than an Acquisition Proposal, or an inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof (a “Company Intervening Event”), the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, further, that  the Company Board and the Special Committee may not effect an Adverse Recommendation Change pursuant to the foregoing unless the Company shall have provided prior written notice to AcquisitionCo, at least five (5) Business Days in advance (the “Company Intervening Event Notice Period”), of its intention to effect such Adverse Recommendation Change, which notice shall describe in reasonable detail the underlying facts giving rise to the Company Intervening Event and the reasons for taking such action.  During the Company Intervening Event Notice Period, the Company (acting through the Special Committee) shall, and shall cause its Representatives to, negotiate with Parent and AcquisitionCo in good faith (to the extent Parent and AcquisitionCo desire to negotiate) to make such adjustments in the terms and conditions of this Agreement, and the Company Board and Special Committee shall take into account any changes to the financial and other terms of this Agreement proposed by Parent and AcquisitionCo in response to any such written notice by the Company or otherwise, so that the need for effecting an Adverse Recommendation Change is obviated (it being understood and agreed that any material developments relating to a Company Intervening Event shall require a new written notice by the Company and a new five (5) Business Day period).

(e)           Nothing contained in this Section 7.02 or elsewhere in this Agreement shall prohibit the Company from complying with Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that this Section 7.02(e) shall not be deemed to permit the Company, the Company Board or any committee thereof to effect an Adverse Recommendation Change except in accordance with Section 7.02(c) or (d).

SECTION 7.03                                Directors’ and Officers’ Indemnification.

(a)           From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any and all costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission or matters existing or occurring at or prior to the Effective Time, including the Transactions, to the same extent as provided in the certificate of incorporation or bylaws of the Company in effect on the date hereof.

(b)           For six years from the Effective Time, the Surviving Corporation shall maintain in effect for the benefit of the directors and officers of the Company currently covered by the officers’ and directors’ liability insurance policies of the Company an insurance and indemnification policy with an insurer with a Standard & Poor’s rating of at least A that provides coverage for acts or omissions occurring at or prior to the Effective Time (the “D&O Insurance”) covering each such person on terms with respect to coverage and in amounts no less favorable in the aggregate than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such coverage; provided, further, that if the annual premiums for such insurance coverage exceed 200% of such annual premium, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.  The Surviving Corporation may satisfy its obligations under this Section 7.03(b) by purchasing a “tail” policy from an insurer with a Standard & Poor’s rating of at least A under the Company’s existing directors’ and officers’ insurance policy, that (i) has an effective term of six years from the Effective Time, (ii) covers each director and officer currently covered by the Company’s  directors’ and officers’ insurance policy in effect on the date of this Agreement for actions and omissions occurring at or prior to the Effective Time, and (iii) contains terms that are no less favorable in the aggregate than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement.

(c)           The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the certificate of incorporation and bylaws, respectively, of the Company, unless any modification thereof shall be required by Law and then such modification shall be made only to the minimum extent required by such Law, which provisions shall not be amended, repealed or otherwise modified, except as provided in this Section 7.03(c), for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company or any of its Subsidiaries.

(d)           The provisions of this Section 7.03 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.03 is not prior to, or in substitution for, any such claims under any such policies.  From and after the Effective Time, the Surviving Corporation shall honor, in accordance with their terms, all indemnification agreements with the Company in effect immediately prior to the Effective Time that are applicable to Indemnified Parties.

(e)           Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party or any other party covered by directors’ and officers’ liability insurance, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.03 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(f)           If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.03.

SECTION 7.04                                Further Action; Reasonable Best Efforts; Consents and Filings.

(a)           Subject to the terms and conditions herein provided, each party agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions. Upon the terms and subject to the conditions hereof, each party agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the conditions to the consummation of the Transactions to be satisfied by it.

(b)           Without limiting the generality of the foregoing, upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of the parties shall use reasonable best efforts to as promptly as practicable (i) obtain any consents, approvals or other authorizations from all Governmental Authorities and other third parties, and make any filings and notifications, required in connection with the Transactions, and (ii) make any other submissions either required or reasonably deemed appropriate by Parent, AcquisitionCo or the Company in connection with the Transactions under the Securities Act, the Exchange Act, the HSR Act, the DGCL, the rules and regulations of the NYSE MKT and any other applicable Law. The parties shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents (except to the extent containing confidential information of such party) to the non-filing party and its advisors before filing.

(c)           Without limiting the generality of the foregoing, Parent and the Company shall as promptly as practicable, but in any event within ten (10) Business Days following the execution and delivery hereof, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act. Parent and the Company shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing that is necessary under the HSR Act.

(d)           Parent and Company shall keep the other apprised of the status of any communications with, and any inquiries or requests for additional information from the FTC, the DOJ or any other Governmental Authority and shall comply as promptly as practicable with any such inquiry or request and provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or any other applicable Law. No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other party prior notice of the meeting or conversation.

(e)           The Company shall, and the Company shall cause its Subsidiaries to, to the extent permitted by applicable Law, (i) take all actions necessary so that no Takeover Law becomes applicable to any of the Transactions or this Agreement and (ii) if any such Takeover Law becomes applicable to any of the Transactions or this Agreement, take all actions necessary so that the Transactions may be consummated as promptly as practicable as contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on the Transactions and this Agreement.

SECTION 7.05                                Public Announcements.  Parent, AcquisitionCo and Merger Sub, on the one hand, and the Company, on the other hand, agree that no public release or announcement concerning the Transactions shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each party may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous public releases or announcements made in compliance with this Section 7.05 and do not reveal non-public information regarding the other party.

SECTION 7.06                                Advice of Changes.  Each party to this Agreement shall promptly advise the other parties of any Effect (A) in the case of the Company, having or that would be reasonably expected to have a Material Adverse Effect or (B) that constitutes a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of such party (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.  Such party shall give prompt written notice to the other parties of any notice or other communication (x) from any person and the response thereto of such party or its Representatives alleging that the consent of such person is or may be required in connection with this Agreement or any the Transactions, and (y) from any Governmental Authority and the response thereto of such party or its Representatives in connection with this Agreement or any of the Transactions.

SECTION 7.07                                Benefit Plans and Employee Matters.

(a)           Parent agrees that, for a period of at least one year following the Closing Date, each Company Employee who continues employment with Parent, the Surviving Corporation or any of their respective Subsidiaries after the Closing Date (each, a “Continuing Employee”) shall be provided, at Parent’s election, with benefits on substantially the same terms as those provided to (i) similarly situated employees of Parent or (ii) such Continuing Employee by the Company immediately prior to the Effective Time.  Nothing in this Agreement shall require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue to employ any particular Company Employee following the Closing Date, or shall be construed to prohibit Parent, the Surviving Corporation or any of their respective Subsidiaries from amending or terminating any Company Plan.

(b)           Parent and the Surviving Corporation shall ensure that, as of the Closing Date, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits) for service with the Company or any of its Subsidiaries under each of the comparable employee benefit plans, programs and policies of Parent, the Surviving Corporation or the relevant Subsidiary, as applicable, in which such Continuing Employee becomes a participant; provided, however, that no such service recognition shall result in any duplication of benefits.  As of the Closing Date, Parent shall, or shall cause the Surviving Corporation or relevant Subsidiary to, credit to each Continuing Employee the amount of vacation time that such employee had accrued under any applicable Company Plan as of the Closing Date.  With respect to each health or welfare benefit plan maintained by Parent, the Surviving Corporation or the relevant Subsidiary for the benefit of any Continuing Employee, Parent shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent, the Surviving Corporation or the relevant Subsidiary, as applicable, for the plan year in which the Closing Date occurs.

(c)           From and after the Effective Time, the Surviving Corporation shall honor, in accordance with their terms, all employment and severance agreements listed in Section 7.07(c) of the Company Disclosure Letter in effect immediately prior to the Effective Time that are applicable to any current or former Company Employees or directors of the Company.

(d)           Nothing in this Section 7.07, whether express or implied, shall confer upon any current or former director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries any rights or remedies, including any right to employment or continued employment for any specified period, of any nature or kind whatsoever. No provision of this Section 7.07 is intended to modify, amend or create any employee benefit plan of the Company, Parent, the Surviving Corporation or any of their respective Affiliates.

SECTION 7.08                                Stock De-Registration.  The Company shall use its reasonable best efforts to cause the Common Stock to no longer be quoted on the NYSE MKT and to be de-registered under the Exchange Act as soon as practicable following the Effective Time.

SECTION 7.09                                Section 16b-3. Prior to the Acceptance Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 7.10                                Compensation Arrangements. The Company and its Subsidiaries shall not, after the date of this Agreement, enter into, establish, amend, modify or supplement any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or future director, officer or employee of the Company or any of its Subsidiaries who holds shares of Common Stock or Company Equity Awards unless, prior to the Acceptance Time, the Company (acting through the Compensation Committee of the Company Board or its independent directors, to the extent required under applicable Law) shall have taken all steps that may be necessary or advisable to (a) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and (b) satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act with respect to such plan, program, agreement or arrangement. The Company shall deliver to AcquisitionCo copies of all resolutions and consents prepared in connection with the actions required under this Section 7.10.  Notwithstanding the foregoing, the Company and its Subsidiaries shall not be permitted to take any action that would result in a breach of Section 6.01(b)(vi).

SECTION 7.11                                Credit Agreement.  The Company shall cause to be delivered to AcquisitionCo prior to the Effective Time a copy of an executed payoff letter in customary form with respect to the Company Credit Agreement, and the Company shall, and shall cause its Subsidiaries to, cooperate with AcquisitionCo in connection with the termination of all commitments of the lenders under the Company Credit Agreement, the payment and satisfaction of all obligations of the Company and its Subsidiaries thereunder and the release of all Encumbrances on the Company’s and its Subsidiaries’ properties and assets securing its obligations thereunder at or prior to the Effective Time.

SECTION 7.12                                Merger Without a Stockholders’ Meeting. As promptly as practicable following the Acceptance Time, the parties shall take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

SECTION 7.13                                AcquisitionCo.  Parent shall cause AcquisitionCo to satisfy its obligations under this Agreement.

ARTICLE VIII

CONDITIONS TO THE MERGER

SECTION 8.01                                Conditions to the Merger.  The obligations of each party to consummate the Merger shall be subject to the satisfaction or waiver (where permissible), at or prior to the Closing Date, of the following conditions:

(a)           Completion of Offer.  Merger Sub shall have previously accepted for payment all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer.

(b)           No Order.  No Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Merger illegal or otherwise preventing or prohibiting consummation of the Merger.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01                                Termination.  This Agreement may be terminated and the Offer, the Merger and the other Transactions may be abandoned at any time prior to the Acceptance Time (the date of any such termination, the “Termination Date”) as follows:

(a)           By mutual written consent of each of Parent, AcquisitionCo and the Company duly authorized by the Boards of Directors of Parent, AcquisitionCo and the Company; or

(b)           By Parent, AcquisitionCo or the Company, by written notice, if the Acceptance Time shall not have occurred on or before June 22, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before the Outside Date; or

(c)           By Parent, AcquisitionCo or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or applicable Law or taken any other action (including the failure to take an action) that is, in each case, then in effect and is final and nonappealable and has the effect of preventing or prohibiting the consummation of the Offer or the Merger; provided, however, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, any such Order or Law to have been enacted, issued, promulgated, enforced or entered or any such action to have been taken or omitted to be taken; or

(d)           By written notice of Parent or AcquisitionCo if any of the following actions or events occurs, whether or not they are permitted by the terms hereof:

(i)             the Company Board (or any committee thereof) withdraws, qualifies, amends, modifies or changes the Company Board Approval in a manner adverse to Parent or AcquisitionCo or shall have resolved or publicly proposed to do so;

(ii)            the Company Board (or any committee thereof) shall have approved or recommended an Acquisition Proposal or shall have resolved or publicly proposed to do so or the Company shall have entered into any letter of intent or similar document or any contract accepting any Acquisition Proposal;

(iii)           the Company breaches in any material respect any provision of Section 7.02;

(iv)           at any time after public announcement of an Acquisition Proposal, the Company Board shall have failed to reaffirm its recommendation of this Agreement and the Transactions within three (3) Business Days of receipt of any written request to do so by Parent or AcquisitionCo; or

(v)           any tender or exchange offer is commenced that, if successful, would result in any person or group becoming the beneficial owner of 20% or more of the outstanding shares of Common Stock and the Company Board, within ten (10) Business Days after the commencement thereof, shall not have recommended that the Company’s stockholders reject such tender or exchange offer and not tender their shares into such tender or exchange offer.

(e)           By written notice of Parent or AcquisitionCo (if Parent, AcquisitionCo or Merger Sub is not in material breach of its obligations or its representations and warranties under this Agreement), if there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case that would reasonably be expected to result in a failure of an Offer Condition set forth in clause (e)(iii) or (iv) of Exhibit A (a “Terminating Company Breach”); provided, that if such Terminating Company Breach is reasonably curable by the Company within twenty (20) days after the occurrence of such Terminating Company Breach through the exercise of its reasonable best efforts and for as long as the Company continues to exercise such reasonable best efforts, Parent and AcquisitionCo may not terminate this Agreement under this Section 9.01(e) until the earlier of the expiration of such twenty (20)-day period and the Outside Date;

(f)           By written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under this Agreement), if there has been a breach by Parent, AcquisitionCo or Merger Sub of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Parent, AcquisitionCo or Merger Sub shall have become untrue, in either case that would reasonably be expected to be materially adverse to the ability of Parent, AcquisitionCo or Merger Sub to perform its obligations under this Agreement or consummate the Transactions (a “Terminating Parent Breach”); provided, that if such Terminating Parent Breach is reasonably curable by Parent or AcquisitionCo within twenty (20) days after the occurrence of such Terminating Parent Breach through the exercise of its reasonable best efforts and for as long as Parent or AcquisitionCo continues to exercise such reasonable best efforts, the Company may not terminate this Agreement under this Section 9.01(f) until the earlier of the expiration of such twenty (20)-day period and the Outside Date;

(g)           By written notice of the Company in accordance with Section 7.02(c), if the Company shall have concurrently entered into a definitive agreement with respect to a Superior Proposal; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(g) unless the Company has complied with Section 7.02 and has paid, or simultaneously with the termination of this Agreement pays, the Termination Fee in accordance with Section 9.03(b); or

(h)           By Parent, AcquisitionCo or the Company, by written notice, if the Offer shall have been terminated or shall have expired (and not been extended) in accordance with its terms and the terms of this Agreement without Merger Sub being required to accept for payment any shares of Common Stock pursuant to the Offer; provided, however, that the right to terminate this Agreement under this Section 9.01(h) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to have occurred by such date.

SECTION 9.02                                Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto or any of their respective Affiliates or the directors, officers, employees, agents or other Representatives of any of them, and all rights and obligations of each party hereto shall cease, except for Sections 7.01(b), 7.05, this Section 9.02, Section 9.03 and Article X, all of which shall survive the termination of this Agreement, and except for any willful or intentional breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement (which willful or intentional breach and liability therefor shall not be affected by termination of this Agreement). Notwithstanding anything to the contrary contained in this Agreement, nothing shall limit or prevent any party from exercising any rights or remedies it may have under Section 10.06 hereof in lieu of terminating this Agreement pursuant to Section 9.01.

SECTION 9.03                                Fees and Expenses.

(a)           Except as otherwise set forth in this Section 9.03, all Transaction Costs incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any of the Transactions is consummated.  As used in this Agreement, “Transaction Costs” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement, the preparation, printing, filing or mailing of any of the Offer Documents, the Schedule 14D-9 or the Schedule 13E-3 and all other matters related to the consummation of any of the Transactions.  Notwithstanding anything contained herein to the contrary, Parent and the Company shall each pay one-half (1/2) of any and all fees related to any filings required pursuant to the HSR Act.

(b)           The Company, Parent and AcquisitionCo agree that if this Agreement shall be terminated

(i)             pursuant to Section 9.01(d) (if Parent, AcquisitionCo or Merger Sub is not then in material breach of any of its obligations, representations or warranties under this Agreement), other than Section 9.01(d)(iii), or

(ii)            pursuant to Section 9.01(g),

(iii)           (A) (x) pursuant to Section 9.01(b) and, at any time after the date of this Agreement but prior to the Outside Date, an Acquisition Proposal shall have been publicly disclosed or otherwise becomes generally known to the public and is not withdrawn or terminated, or (y) pursuant to Section 9.01(e) (other than as a result of a breach of Section 7.02) and, at any time after the date of this Agreement and prior to the breach giving rise to the right of Parent and AcquisitionCo to terminate this Agreement, an Acquisition Proposal shall have been publicly disclosed or otherwise becomes generally known to the public and is not withdrawn or terminated or (z) pursuant to Section 9.01(h) (and in such case the Super-Majority of the Minority Condition was not satisfied as of the expiration or termination of the Offer) and, at any time after the date of this Agreement and prior to the expiration or termination of the Offer, an Acquisition Proposal shall have been publicly disclosed or otherwise becomes generally known to the public and is not withdrawn or terminated, and (B) in any of cases (x), (y) and (z), within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal (provided that, with respect to use of the term “Acquisition Proposal” in this Section 9.03(b), all references in the definition thereof to “thirty percent (30%)” shall be deemed to be “fifty percent (50%)”), or

(iv)           pursuant to Section 9.01(d)(iii).

then, (1) the Company shall pay AcquisitionCo the Termination Fee and shall reimburse Parent’s and AcquisitionCo’s documented Transaction Costs not to exceed $1,000,000, by wire transfer of immediately available funds, (x) within three (3) Business Days after the Termination Date, in the case of clause (i), (y) concurrently with such termination, in the case of clause (ii), and (z) upon the earlier of entry into the definitive agreement with respect to, or consummation of, an Acquisition Proposal within twelve (12) months after the date of termination, in the case of clause (iii), or (2) the Company shall reimburse Parent’s and AcquisitionCo’s documented Transaction Costs not to exceed $1,000,000, by wire transfer of immediately available funds, within three (3) Business Days after the Termination Date, in the case of clause (iv); provided, that, in the case of this clause (2), if the Company within twelve (12) months after the date of such termination enters into a definitive agreement with respect to or consummates an Acquisition Proposal, the Company shall also pay AcquisitionCo the Termination Fee by wire transfer of immediately available funds, upon the earlier of entry into the definitive agreement with respect to, or consummation of, such Acquisition Proposal.  In no event shall payment of more than one Termination Fee be made by the Company under this Section 9.03(b).  “Termination Fee” means $5,265,000.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, AcquisitionCo’s acceptance of payment from the Company of the Termination Fee and reimbursement of Parent’s and AcquisitionCo’s documented Transaction Costs pursuant to Section 9.03(b) shall constitute the sole and exclusive remedy of Parent, AcquisitionCo and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(d)           The parties acknowledge that the agreements contained in this Section 9.03 are an integral part of the Transactions and that without these agreements, the parties would not enter into this Agreement.  If the Company shall fail to pay the Termination Fee or reimburse Transaction Costs when due pursuant to Section 9.03(b), the Company shall reimburse Parent and AcquisitionCo for all costs and expenses actually incurred or accrued by them (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of Section 9.03(b).

SECTION 9.04                                Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Closing Date; provided, that, after the Acceptance Time, no amendment may be made that would reduce the amount or change the type of consideration into which each share of Common Stock shall be converted upon consummation of the Merger or that would result in the Merger not being consummated as promptly as practicable after the Acceptance Time.  This Agreement may only be amended pursuant to a written agreement signed by each of the parties hereto; provided, however, any such agreement by the Company shall only be effective with the approval of the Special Committee.

SECTION 9.05                                Waiver; Approvals.  At any time prior to the Closing Date, any party hereto may, subject to applicable Law, (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to applicable Law and except as otherwise provided herein, waive compliance with any agreement or condition contained herein; provided, however, any waiver or consent by the Company (including under Section 2.01) shall only be effective with the approval of the Special Committee.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

SECTION 9.06                                Exercise of Rights.  Subject to any requirements of Section 7.02, the parties to this Agreement agree that any and all rights and remedies of the Company under Section 9.01, Section 9.02 (including any claim based on willful or intentional breach of this Agreement) and Section 9.03 of this Agreement shall be exercised by the Company if so directed by the Special Committee.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01                              Non-Survival of Representations, Warranties and Agreements.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 10.02                             Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by e-mail, by a recognized overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent, AcquisitionCo or Merger Sub:

Handy & Harman Ltd.
1133 Westchester Avenue
Suite N222
White Plains, New York 10604
Attention:  General Counsel
Fax: (914) 696-8686
email: mmacmanus@steelpartners.com

with a copy to:

Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attention: Steve Wolosky, Esq.
Fax: (212) 451-2222
Email: swolosky@olshanlaw.com

if to the Company:

SL Industries, Inc.
520 Fellowship Road, Suite A114
Mount Laurel, New Jersey  08054
Attention:  William T. Fejes, Jr.
Fax:  (856) 727-1683
Email:  william.fejes@slindustries.com

with a copy to:

Gardere Wynne Sewell LLP
3000 Thanksgiving Tower
1601 Elm Street, 26th Floor
Dallas, Texas 75201-4761
Attention: Alan Perkins, Esq. and Evan Stone, Esq.
Fax:  (214) 999-4667
Email:  aperkins@gardere.com and estone@gardere.com

SECTION 10.03                             Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04                             Entire Agreement; Assignment.  This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties, and any assignment without such consent shall be null and void, except that Parent, AcquisitionCo and Merger Sub may assign all or any of their rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, provided, that no such assignment shall relieve the assigning party of its obligations hereunder.

SECTION 10.05                             No Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) as provided in Section 7.03 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons) and (b) after the Effective Time, the rights of holders of Common Stock to receive the Merger Consideration as provided in Article III.

SECTION 10.06                             Specific Performance.

(a)           The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with the terms hereof, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  It is accordingly agreed that prior to the earlier of the Closing or the valid termination of this Agreement in accordance with Article IX, in the event of any breach or threatened breach by the Company, Parent, AcquisitionCo or Merger Sub of any of their respective covenants or obligations set forth in this Agreement, the Company (acting through the Special Committee), on the one hand, and Parent and AcquisitionCo, on the other hand, shall be entitled to seek (i) an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable) and to (ii) a decree or order of specific performance to enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement and other equitable relief.

(b)           Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.  The parties hereto further agree that (x) by seeking the remedies provided for in this Section 10.06, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that the remedies provided for in this Section 10.06 are not available or otherwise are not granted, and (y) nothing set forth in this Section 10.06 shall require any party hereto to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this Section 10.06 prior or as a condition to exercising any termination right under Article IX, nor shall the commencement of any Action pursuant to this Section 10.06 or anything set forth in this Section 10.06 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article IX, or pursue any other remedies under this Agreement that may be available then or thereafter.

(c)           Each party further agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that any other party has an adequate remedy under Law.

SECTION 10.07                              Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with, the Laws of the State of Delaware without regard to the conflict of laws principles thereof.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware state or federal court.  The parties hereto hereby (A) submit to the exclusive jurisdiction of any Delaware state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (B) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 10.07 and shall not be deemed to be a general submission to the jurisdiction of such court or in the State of Delaware other than for such purposes.

SECTION 10.08                              WAIVER OF JURY TRIAL.  each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with this Agreement or any of the Transactions.  Each of the parties hereto (A) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any Action, seek to enforce that foregoing waiver and (B) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.08.

SECTION 10.09                             Interpretation.

(a)           When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated.

(b)           The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c)           Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(d)           The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e)           All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(f)           The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

SECTION 10.10                             Counterparts.  This Agreement may be executed and delivered (including by facsimile or .pdf transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, Parent, AcquisitionCo, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HANDY & HARMAN LTD.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Chief Financial Officer

HANDY & HARMAN GROUP LTD.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Senior Vice President

SLI ACQUISITION CO.

By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Chief Financial Officer

SL INDUSTRIES, INC.

By:	/s/ William T. Fejes, Jr.
	Name:	William T. Fejes, Jr.
	Title:	President and Chief Executive Officer

EXHIBIT A

OFFER CONDITIONS

Notwithstanding any other provision of the Offer or this Agreement, but subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Merger Sub shall not be required to accept for payment or pay for any shares of Common Stock if:

(a)           there shall not have been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Common Stock which, when added to the shares of Common Stock, if any, already owned by Parent and its Subsidiaries, but excluding, for the avoidance of doubt, any shares of Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, would represent at least a majority of all then outstanding shares of Common Stock (the “Minimum Tender Condition”);

(b)           there shall not have been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Common Stock which (excluding, for the avoidance of doubt, any shares of Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) would represent at least sixty percent (60%) of all then outstanding shares of Common Stock not owned by Parent or any of its Affiliates (the “Super-Majority of the Minority Tender Condition”);

(c)           the waiting period applicable to the purchase of shares of Common Stock pursuant to the Offer or the consummation of the Merger under the HSR Act shall not have expired or been terminated;

(d)           the shares of Common Stock held by Dissenting Stockholders shall have exceeded ten percent (10%) of the shares of Common Stock outstanding immediately prior to the Acceptance Time;

(e)           any of the following conditions have occurred and shall be continuing at the time of expiration of the Offer or immediately prior to such payment:

(i)             any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger;

(ii)            since the date of this Agreement, there shall have occurred a Material Adverse Effect;

(iii)           the representations and warranties of the Company contained in this Agreement (other than the representations and warranties in Sections 4.01(a), 4.03(a), 4.04, 4.05 and 4.18) shall not be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) as of time of expiration of the Offer as though made at and as of such time (except for the representations and warranties that address matters only as of a particular date, in which case as of such date), except where the failure of all such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (ii) the representations and warranties of the Company in Sections 4.01(a), 4.03(a), 4.04, 4.05 and 4.18 shall not be true and correct as of time of expiration of the Offer as though made at and as of such time (except for the representations and warranties that address matters only as of a particular date, in which case as of such date);

(iv)           the Company shall have failed to perform or comply with, in any material respect, its obligations required to be performed or complied with by it under the Agreement at or before such time;

(v)            the Agreement shall have been terminated in accordance with its terms; or

(vi)           AcquisitionCo shall have failed to receive from the Company a certificate, signed by an executive officer of the Company, certifying that none of the conditions set forth in clauses (ii), (iii) or (iv) of this paragraph (e) shall be continuing as of the expiration of the Offer.

The foregoing conditions set forth in clause (e) are for the sole benefit of Parent, AcquisitionCo and Merger Sub and may be waived by Parent, AcquisitionCo or Merger Sub in whole or in part at any time and from time to time and in the sole discretion of Parent, AcquisitionCo or Merger Sub (except for the Minimum Tender Condition and the Super-Majority of the Minority Tender Condition, which are non-waivable), subject in each case to the terms of the Agreement and applicable Law. Any reference in this Exhibit A or in the Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent, AcquisitionCo and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Agreement. The failure by Parent, AcquisitionCo, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Capitalized terms used in this Exhibit A but not defined herein shall have the meanings set forth in the Agreement to which it is attached.